Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

IKANOS COMMUNICATIONS, INC.,

at

$2.75 net per Share

by

King Acquisition Co.

a wholly-owned subsidiary of

Qualcomm Atheros, Inc.

an indirect wholly-owned subsidiary of

QUALCOMM Incorporated

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:01 A.M. (EASTERN TIME) ON SEPTEMBER 17, 2015, UNLESS THE OFFER IS EXTENDED.

This Offer (as defined below) is being made pursuant to an Agreement and Plan of Merger dated as of August 5, 2015 (as it may be amended from time to time as permitted in accordance with its terms, the “Merger Agreement”) by and among King Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Qualcomm Atheros, Inc., a Delaware corporation (“Parent”), Parent and Ikanos Communications, Inc., a Delaware corporation (“Ikanos”). Purchaser is offering to purchase all outstanding shares of common stock, par value $0.001 (the “Shares”) of Ikanos at a price of $2.75 per Share, net in cash, without interest (less any applicable withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase, dated August 19, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

Pursuant to the Merger Agreement, as soon as practicable following the time the Purchaser accepts, for the first time, for payment of Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”) and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into Ikanos (the “Merger”), with Ikanos continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares (i) owned by Ikanos or held as treasury stock, (ii) owned by Parent, Purchaser or any wholly-owned subsidiary of Parent, (iii) owned by any wholly-owned subsidiary of Ikanos, (iv) irrevocably accepted for purchase pursuant to the Offer, or (v) held by a holder who is entitled to demand and properly exercises and perfects its demands for appraisal in accordance with Section 262 of the Delaware General Corporation Law, as amended (the “DGCL”), and in the case of (i), (ii) and (iii), such Shares will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive the Offer Price, net in cash, without interest (less any applicable withholding taxes). Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

THE BOARD OF DIRECTORS OF IKANOS UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

The board of directors of Ikanos (the “Ikanos Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Ikanos and its stockholders; (ii) agreed that the Merger shall be subject to Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by Ikanos of the Merger Agreement and the consummation of the transactions contemplated therein, including the Offer and the Merger; and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Offer is not subject to any financing condition. The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (i) there being validly tendered and not validly withdrawn prior to the 12:01 a.m. (Eastern Time) on September 17, 2015 (the “Expiration Time,” unless the Offer is extended pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended, will expire, and the date on which the Expiration Time occurs is referred to herein as the “Expiration Date”) that number of Shares (excluding Shares tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the Expiration Time) that when added to the Shares then owned by Purchaser represent one more than 50% of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer plus (B) the aggregate number of Shares issuable upon conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares or other rights to acquire or to be issued Shares (including all then outstanding options, restricted stock units and warrants) from which Ikanos has received notices of conversion, settlement or exercise prior to the Expiration Date or which automatically convert, settle or exercise prior to the Acceptance Time (and as to which Shares have not yet been issued) (the “Minimum Condition”), (ii) receipt of any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under Taiwan antitrust law, (iii) the absence of a material adverse effect on Ikanos and (iv) certain other customary conditions. See Section 15 — “Conditions of the Offer.”

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer. A summary of the principal terms of the Offer appears on pages 5 through 12 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

August 19, 2015

IMPORTANT

If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate has been issued to you or book entry has been issued to or entered for you and registered in your name), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to American Stock Transfer & Trust, LLC, the depositary for the Offer (the “Depositary”), or follow the procedures for book entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares.”

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery; however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Effective Time will not count toward satisfaction of the Minimum Condition. Please call D.F. King & Co., Inc. (the “Information Agent”), at 877-478-5044 (toll free). See Section 3 — “Procedures for Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to Purchaser before the expiration of the Offer.

The Letter of Transmittal, the certificates for the Shares (or confirmation of the book-entry transfer of such Shares) and any other required documents must reach the Depositary before the expiration of the Offer (currently scheduled for 12:01 a.m. (Eastern Time) on September 17, 2015, unless the Offer is extended), unless the procedures for guaranteed delivery described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase are followed.

*  *  *

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the Securities and Exchange Commission at www.sec.gov.

The Information Agent for the Offer is:

D.F. KING & CO., INC.

i

ii

SUMMARY TERM SHEET

King Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Qualcomm Atheros, Inc., a Delaware corporation (“Parent”) and indirect wholly-owned subsidiary of QUALCOMM Incorporated (together with Parent and Purchaser, “Qualcomm”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Ikanos Communications, Inc., a Delaware corporation (“Ikanos”) for $2.75 per Share, net in cash, without interest (less any applicable withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase dated August 19, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. We have included cross-references to other sections of this Offer to Purchase in this summary term sheet to direct you to the sections of the Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Questions or requests for assistance may be directed to the information agent, at the address and telephone numbers set forth for the D.F. King & Co., Inc. (the “Information Agent”) on the back cover of this Offer to Purchase. Unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser.

Securities Sought	All of the outstanding common stock, par value $0.001 per share, of Ikanos.

Price Offered Per Share	$2.75 per Share, net in cash, without interest (less any applicable withholding taxes).

Scheduled Expiration of Offer	12:01 a.m. (Eastern Time) on September 17, 2015, unless the Offer is extended. See Section 1 — “Terms of the Offer.”

Purchaser	We are a Delaware corporation formed for the purpose of making this tender offer for all of the common stock of Ikanos. We are a wholly-owned subsidiary of Parent. See Section 8 — “Certain Information Concerning Purchaser and Parent.”

Ikanos Board’s Recommendation	The board of directors of Ikanos (the “Ikanos Board”) has unanimously (i) determined that the Agreement and Plan of Merger dated as of August 5, 2015 (as it may be amended from time to time as permitted in accordance with its terms, the “Merger Agreement”) by and among Purchaser, Parent and Ikanos and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (as defined below), are advisable, fair to and in the best interests of Ikanos and its stockholders; (ii) agreed that the Merger shall be subject to Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”); (iii) approved the execution, delivery and performance by Ikanos of the Merger Agreement and the consummation of the transactions contemplated therein, including the Offer and the Merger; and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Ikanos Board Recommendation”).

Who is offering to buy my securities?

Our name is King Acquisition Co. We are a Delaware corporation formed for the purpose of making this tender offer for all of the common stock of Ikanos. We are a wholly-owned subsidiary of Parent. See Section 8 — “Certain Information Concerning Purchaser and Parent.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.001 per share, of Ikanos on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to one share of Ikanos’s outstanding common stock, par value $0.001 per share, as a “Share.” See the “Introduction.”

Why are you making the Offer?

We are making the Offer pursuant to the Merger Agreement, in order to acquire control of, and ultimately after Purchaser merges with and into Ikanos (the “Merger”), the entire equity interest in, Ikanos, while allowing Ikanos’s stockholders an opportunity to receive the Offer Price as soon as practicable after the Expiration Date by tendering their Shares pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Ikanos will consummate the Merger immediately thereafter without any action by the stockholders of Ikanos in accordance with Section 251(h) of the DGCL. At the effective time of the Merger (the “Effective Time”), Ikanos will become a wholly-owned subsidiary of Parent. See Section 12 — “Purpose of the Offer and Plans for Ikanos.”

How much are you offering to pay for my securities, and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $2.75 per Share, net in cash, without interest (less any applicable withholding taxes). If you are the record holder of your Shares (i.e., a stock certificate evidencing the Shares has been issued to you or book entry has been issued to or entered for you and registered in your name) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction.”

Do you have the financial resources to pay for the Shares?

Yes. We estimate that we will need approximately $49 million to purchase all of the issued and outstanding Shares and to pay related fees and expenses. QUALCOMM Incorporated and/or Parent will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for our acquisition of the remaining Shares in the Merger. QUALCOMM Incorporated and Parent expect to fund such cash requirements from available cash on hand.

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

Is your financial condition relevant to my decision to tender in the Offer?

We do not believe that our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	Purchaser was organized solely in connection with the Offer and the Merger and will not carry on any activities other than in connection with the Offer and the Merger;

•	we are offering to purchase all of the outstanding Shares in the Offer solely for cash;

•	the consummation of the Offer is not subject to any financing condition; and

•	if the Offer is consummated, Purchaser will acquire all remaining Shares for the same cash price in the Merger.

See Section 12 — “Purpose of the Offer and Plans for Ikanos,” Section 9 — “Source and Amount of Funds,” and Section 15 — “Conditions of the Offer.”

Is there an agreement governing the Offer?

Yes. Ikanos, Parent and Purchaser have entered into the Merger Agreement. Pursuant to the Merger Agreement, the parties have agreed on the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Purchaser with and into Ikanos. See Section 11 — “The Transaction Documents.”

What does the Ikanos Board think of the Offer?

The Ikanos Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Ikanos and its stockholders; (ii) agreed that the Merger shall be subject to Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by Ikanos of the Merger Agreement and the consummation of the transactions contemplated therein, including the Offer and the Merger; and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Have any stockholders already agreed to tender their Shares in the Offer?

Yes. Tallwood III, L.P., Tallwood III Partners, L.P., Tallwood III Associates, L.P., Tallwood III Annex, L.P. and Tallwood Partners L.L.C. (together, “Tallwood”), Alcatel-Lucent Participations (“Alcatel”), and the directors and named executive officers of Ikanos, Diosdado P. Banatao, Jason W. Cohenour, Danial Faizullabhoy, Frederick M. Lax, George Pavlov, James Smaha, Omid Tahernia, Dennis Bencala and Debajyoti Pal (together, the “Supporting Stockholders”) have entered into tender and support agreements with us and Parent pursuant to which, among other matters, the Supporting Stockholders have agreed to tender all Shares now held or hereafter acquired by them in the Offer. As of August 5, 2015, the Supporting Stockholders owned an aggregate of approximately 58.2% of the outstanding shares of common stock of Ikanos. See Section 11 — “The Transaction Documents — Certain Other Agreements — Tender and Support Agreement.”

How long do I have to decide whether to tender in the Offer?

The Offer is currently scheduled to expire at the “Expiration Time” which is 12:01 a.m. (Eastern Time), on September 17, 2015, unless the Offer is extended, in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended, will expire. The date on which the Expiration Time occurs is referred to herein as the “Expiration Date.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other matters:

•

there being validly tendered and not validly withdrawn prior to the Expiration Time that number of Shares (excluding Shares tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the Expiration Time (as defined below)) that when added to the Shares then owned by Purchaser represent one more than 50% of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer plus (B) the aggregate number of Shares issuable upon conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares or other rights to acquire or to be issued Shares

(including all then outstanding options, restricted stock units and warrants) from which Ikanos has received notices of conversion, settlement or exercise prior to the Expiration Date or which automatically convert, settle or exercise prior to the time we accept, for the first time, for payment of Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”) (and as to which Shares have not yet been issued) (the “Minimum Condition”);

•	receipt of any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under Taiwan antitrust law (the “Antitrust Condition”);

•	the absence of a material adverse effect on Ikanos; and

•	other customary conditions described in this Offer to Purchase as set forth in Section 15 — “Conditions of the Offer.”

We and Parent may waive any condition, in whole or in part, other than the Minimum Condition, at any time and from time to time, without Ikanos’s consent. See Section 15 — “Conditions of the Offer.”

Can the Offer be extended, and if so, under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. In some cases, we are required to extend the Offer beyond the initial Expiration Date, but in no event will we be required to extend the Offer beyond February 5, 2016 (the “End Date”). Pursuant to the Merger Agreement, we are required to extend the Offer:

•	for the minimum period required by any legal requirement, interpretation or position of the U.S. Securities and Exchange Commission (“SEC”) or its staff or NASDAQ or its staff, in each case, applicable to the Offer;

•	for periods of up to 15 business days per extension until the Antitrust Condition has been satisfied; and

•	at the request of Ikanos on one occasion for an additional period of up to ten business days if, as of the scheduled Expiration Date, any condition to the Offer set forth in Section 15 — “Conditions of the Offer” (each such condition, an “Offer Condition”) is not satisfied and has not been waived, to permit such Offer Condition to be satisfied.

If we extend the Offer, such extension will extend the time that you will have to tender your Shares. See Section 1 — “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension, no later than 9:00 a.m. (Eastern Time) on the next business day after the date the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 — “Conditions of the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $2.75 in cash without interest (and less any amounts required to be deducted and withheld under any applicable tax law) promptly following the expiration of the Offer (but in no event more than three business days thereafter). See Section 1 —“Terms of the Offer” and Section 2 —“Acceptance for Payment and Payment of Shares.”

How do I tender my Shares?

If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate evidencing your Shares has been issued to you or book entry has been issued to or entered for you and registered in your name), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to the Depositary for the Offer or follow the procedures for book entry transfer set forth in Section 3 of the Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares.”

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery; however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Effective Time will not count toward satisfaction of the Minimum Condition. Please call the Information Agent, at 877-478-5044 (toll free) for assistance. See Section 3 — “Procedures for Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to Purchaser before the expiration of the Offer. See Section 3 — “Procedures for Tendering Shares.”

Until what time can I withdraw previously tendered Shares?

You can withdraw some or all of the Shares that you tender in the Offer at any time prior to the expiration of the Offer, and following such expiration, you can withdraw them unless and until we accept Shares for payment as provided herein. Once we accept Shares for payment, you will no longer be able to withdraw them. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw Shares, you or your nominee must deliver a written notice of withdrawal, which includes all required information, to the Depositary while you have the right to withdraw the Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the proper withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

What will happen to stock options, Shares, restricted stock units, SARs and warrants in the Offer?

The Offer is being made only for Shares, and not for options to purchase Shares (“Ikanos Options”), restricted stock units with respect to Shares (“Ikanos RSUs”) or stock appreciation rights (“Ikanos SARs”) issued pursuant to Ikanos’s Amended and Restated 1999 Stock Option Plan, Amended and Restated 2004 Employee Stock Purchase Plan and the 2014 Stock Incentive Plan (the “Ikanos Equity Plans”). Holders of Ikanos Options or Ikanos RSUs, but not Ikanos SARs, may participate in the Offer only if they first exercise such Ikanos Options (to the extent exercisable) or become vested in such Ikanos RSUs which are then settled in Shares in accordance with the terms of the applicable Ikanos Equity Plan and other applicable Ikanos award agreements and tender the Shares, if any, issued upon such exercise or in connection with such vesting and settlement. Any such exercise or settlement needs to be completed sufficiently in advance of the Expiration Date to assure that the holder of such outstanding Ikanos Options or Ikanos RSUs will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 — “Procedures for Tendering Shares.”

As of the Effective Time, each outstanding and unexercised Ikanos Option subject to time-based vesting (“Time-based Ikanos Option”), whether or not vested, shall be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such Time-based Ikanos

Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Offer Price over (y) the exercise price payable per Share under such Time-based Ikanos Option. As of the Effective Time, each unvested Ikanos stock option that is subject to performance-based vesting (“Performance-based Ikanos Option”) shall be cancelled for no consideration. As of August 5, 2015, 39,800 Time-based Ikanos Options have a per share exercise price greater than the Offer Price. All other outstanding and unexercised Ikanos stock options will be cancelled for no consideration.

All outstanding and unexercised Ikanos SARs have a per share exercise price greater than the Offer Price. As a result, all outstanding and unexercised Ikanos SARs will be cancelled upon the consummation of the Merger and the holders of such Ikanos SARs will not have any right to receive any consideration in respect thereof.

In addition, each of the warrants issued by Ikanos to Alcatel-Lucent USA, Inc. on September 29, 2014 and on December 10, 2014, each of which was amended on April 30, 2015 (the “Ikanos Warrants”), have a per share exercise price equal to the Offer Price. As a result, all outstanding Ikanos Warrants will be cancelled upon the consummation of the Merger and the holders of such Ikanos Warrants will not have any right to receive any consideration in respect thereof.

Additionally, as the Effective Time, each outstanding Ikanos RSU, whether or not vested, will be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares issuable in settlement of such Ikanos RSU immediately prior to the Effective Time multiplied by (ii) the Offer Price. See Section 11 — “The Transaction Documents — Summary of the Merger Agreement.”

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer, we will pay for all Shares validly tendered that have not been withdrawn promptly following the later of the expiration of the Offer and the satisfaction or waiver of the Offer Conditions to the Offer set forth in Section 15 — “Conditions of the Offer.” However, we do reserve the right in our sole discretion and subject to applicable law and the terms of the Merger Agreement, to delay the acceptance for payment for Shares until satisfaction of all conditions to the Offer. See Section 2 — “Acceptance for Payment and Payment for Shares.”

We will pay for your Shares by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such shares as described in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents. See Section 2 — “Acceptance for Payment and Payment for Shares.”

Will the Offer be followed by a merger if all the Shares are not tendered in the Offer?

Yes. If at least such number of Shares as satisfies the Minimum Condition are validly tendered and accepted for payment by us in the Offer, and the other conditions to the Merger are satisfied or waived (see Section 11 — “The Transaction Documents — Summary of the Merger Agreement — Conditions to the Merger”), then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of Ikanos’s stockholders pursuant to Section 251(h) of the DGCL.

Upon the successful consummation of the Offer, will Ikanos continue as a public company?

No. Following the purchase of the Shares in the Offer, we, Parent and Ikanos expect to consummate the Merger as soon as practicable in accordance with Section 251(h) of the DGCL, after which Ikanos will continue as the surviving corporation in the Merger and as a wholly-owned subsidiary of Parent (the “Surviving

Corporation”), and the Shares will no longer be publicly traded. Following consummation of the Merger, we intend to cause Ikanos to be delisted from The NASDAQ Capital Market (“NASDAQ”) and deregistered under the Securities Exchange Act of 1934, as amended, and the regulations thereunder (the “Exchange Act”). See Section 13 — “Certain Other Effects.”

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL and due to the obligations of Parent and Ikanos under the Merger Agreement, we expect the Merger to occur following the Acceptance Time without a subsequent offering period. See Section 1 — “Terms of the Offer.”

If I decide not to tender my Shares pursuant to the Offer, how will the Offer affect my Shares?

Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Ikanos will consummate the Merger as soon as practicable. If the Merger is consummated, then stockholders who did not tender their Shares pursuant to the Offer (other than those properly exercising their appraisal rights in accordance with Section 262 of the DGCL) will receive the same amount of cash per Share that they would have received had they tendered their Shares pursuant to the Offer. Therefore, if the Merger takes place and you do not perfect your appraisal rights, the only difference to you between tendering your Shares pursuant to the Offer and not tendering your Shares pursuant to the Offer would be that, if you tender your Shares, you may be paid sooner. No interest will be paid for Shares acquired in the Offer or the Merger. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

Are appraisal rights available in either the Offer or the Merger?

Appraisal rights are not available in connection with the Offer. However, appraisal rights will be available in the Merger to holders of Shares that are not tendered or voted in favor of the Merger and who comply with the applicable requirements of Delaware law. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

What is the market value of my Shares as of a recent date?

On August 5, 2015, the last full trading day before the public announcement of the execution of the Merger Agreement, the last reported sales price of Ikanos common stock reported on NASDAQ was $1.75 per Share. Therefore, the Offer Price of $2.75 per Share represents a premium of approximately 57.1% over the August 5, 2015 closing stock price, a 51.9% premium over the average trading price over the five trading days ending August 5, 2015 and a 38.8% premium over the average trading price over the 30 trading days ending August 5, 2015. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender. See Section 6 — “Price Range of Shares; Dividends.”

What are the material U.S. federal income tax consequences of participating in the Offer or the Merger?

In general, the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, non-U.S. or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the Offer in light of your particular circumstances. See Section 5 — “Certain Material U.S. Federal Income Tax Considerations.”

Who can I talk to if I have questions about the Offer?

You can call D.F. King & Co., Inc., the Information Agent for the Offer, at 877-478-5044 (toll free). See the back cover of this Offer to Purchase.

To the Holders of Shares of Ikanos:

INTRODUCTION

We are offering to purchase all Shares of Ikanos, for the Offer Price, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Stockholders who are record owners of their Shares (i.e., a stock certificate evidencing the Shares has been issued to such stockholder or book entry has been issued to or entered for such stockholder and registered in such stockholder’s name) and who tender directly to Depositary, will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if the nominee charges any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of the Depositary and Information Agent incurred in connection with the Offer. See Section 17 — “Fees and Expenses.” References herein to “Qualcomm” shall mean Parent and Purchaser.

We are making the Offer pursuant to the Merger Agreement. The Merger Agreement provides, among other matters, that as soon as practicable after the consummation of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will merge with and into Ikanos, with Ikanos continuing as the Surviving Corporation. At the Effective Time, each outstanding Share (other than (i) Shares held by Ikanos as treasury stock, (ii) Shares held by Parent, Purchaser or any other subsidiary of Parent, (iii) Shares held by a wholly-owned subsidiary of Ikanos, (iv) Shares irrevocably accepted for purchase pursuant to the Offer, or (v) Shares held by a holder who is entitled to demand and properly demands appraisal in accordance with Section 262 of the DGCL) will be converted into the right to receive cash equal to the amount of the Offer Price, without interest thereon, less any applicable withholding taxes. Stockholders who validly exercise appraisal rights under Delaware law will be entitled to receive a judicially determined fair value for their Shares, which value could be more or less than the consideration to be paid in the Merger. See Section 11 — “The Transaction Documents.”

The Ikanos Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Ikanos and its stockholders; (ii) agreed that the Merger shall be subject to Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by Ikanos of the Merger Agreement and the consummation of the transactions contemplated therein, including the Offer and the Merger; and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Ikanos has agreed to file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC and disseminate the Schedule 14D-9 to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Schedule 14D-9 will include a more complete description of the Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and holders of the Shares are encouraged to review the Schedule 14D-9 carefully. The Schedule 14D-9 also includes the procedures to demand appraisal in accordance with Section 262 of the DGCL.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (i) there being validly tendered and not validly withdrawn prior to the Expiration Time (as defined below) that number of Shares (excluding Shares tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the Expiration Time) that when added to the Shares then owned by Purchaser represent one more than 50% of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer plus (B) the aggregate number of Shares issuable upon conversion, settlement or exercise of all then outstanding Ikanos Warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares or other rights to acquire or to be issued Shares (including all then outstanding Ikanos Options, Ikanos RSUs and Ikanos Warrants) from which Ikanos has received notices of conversion, settlement or exercise prior to the Expiration Date or which automatically convert, settle or exercise prior to the Acceptance Time (and as to which Shares have not yet been issued) (the “Minimum Condition”), (ii) the Antitrust Condition, (iii) the absence of a material adverse effect on Ikanos and (iv) certain other customary conditions. See Section 15 — “Conditions of the Offer.”

The Offer is being made only for Shares, and not for Ikanos Options, Ikanos RSUs or Ikanos SARs issued pursuant to the Ikanos Equity Plans. Holders of outstanding Ikanos Options or Ikanos RSUs, but not Ikanos SARs, may participate in the Offer only if they first exercise such Ikanos Options (to the extent exercisable) or become vested in such Ikanos RSUs which are then settled in Shares in accordance with the terms of the applicable Ikanos Equity Plan and other applicable Ikanos award agreements and tender the Shares, if any, issued upon such exercise or in connection with such vesting and settlement. Any such exercise or settlement needs to be completed sufficiently in advance of the Expiration Date to assure that the holder of such outstanding Ikanos Options or Ikanos RSUs will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 — “Procedures for Tendering Shares.”

As of the Effective Time, each outstanding and unexercised Time-based Ikanos Option, whether or not vested, shall be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such Time-based Ikanos Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Offer Price over (y) the exercise price payable per Share under such Time-based Ikanos Option. As of the Effective Time, each unvested Performance-based Ikanos Option will be cancelled for no consideration. As of August 5, 2015, 39,800 Time-based Ikanos Options have a per share exercise price greater than the Offer Price. All other outstanding and unexercised Ikanos stock options will be cancelled for no consideration.

All outstanding and unexercised Ikanos SARs have a per share exercise price greater than the Offer Price. As a result, all outstanding and unexercised Ikanos SARs will be cancelled upon the consummation of the Merger and the holders of Ikanos SARs will not have any right to receive any consideration in respect thereof.

Additionally, as the Effective Time, each outstanding Ikanos RSU, whether or not vested, will be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares issuable in settlement of Ikanos RSU immediately prior to the Effective Time multiplied by (ii) the Offer Price.

According to Ikanos, as of the close of business on August 5, 2015, there were (a) 17,228,613 issued and outstanding Shares, (b) 2,943,661 Shares subject to issuance pursuant to Ikanos Options, (c) 76,795 Shares estimated to be subject to outstanding purchase rights under the lkanos Amended and Restated 2004 Employee Stock Purchase Plan (the “Ikanos ESPP”) (assuming that the closing price per Share as reported on the purchase date for the current offering period was equal to the Offer Price), (d) 1,166,448 Shares subject to or otherwise deliverable in connection with outstanding Ikanos RSUs and (e) 473,684 Shares subject to issuance pursuant to the Ikanos Warrants. Based upon the foregoing and assuming that (i) no other Shares were or are issued after August 5, 2015 and (ii) no Ikanos Options, Ikanos RSUs or other equity-based awards denominated in Shares have been granted or have expired after August 5, 2015, the Minimum Condition would be satisfied if at least 8,614,307 Shares are tendered in the Offer, assuming Ikanos did not and does not receive notices of exercise with respect to any Ikanos Options or Ikanos Warrants prior to the expiration of the Offer and no Ikanos RSUs vest prior to the expiration of the Offer. The actual number and percentage of outstanding Shares that are required to be tendered to satisfy the Minimum Condition will depend on the actual number of Shares outstanding at the Expiration Date.

Each of Tallwood III, L.P., Tallwood III Partners, L.P., Tallwood III Associates, L.P., Tallwood III Annex, L.P., Tallwood Partners L.L.C., Alcatel-Lucent Participations, and the directors and named executive officers of Ikanos, Diosdado P. Banatao, Jason W. Cohenour, Danial Faizullabhoy, Frederick M. Lax, George Pavlov, James

Smaha, Omid Tahernia, Dennis Bencala and Debajyoti Pal (together, the “Supporting Stockholders”) have entered into tender and support agreements with us and Parent pursuant to which, among other matters, the Supporting Stockholders have agreed to tender all Shares now held or hereafter acquired by them in the Offer. As of August 5, 2015 the Supporting Stockholders owned an aggregate of approximately 58.2% of the outstanding shares of common stock of Ikanos. See Section 11 — “The Transaction Documents — Certain Other Agreements — Tender and Support Agreement.”

The Merger will be governed by Section 251(h) of the DGCL. Accordingly, after the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Ikanos will cause the Merger to become effective as soon as practicable without a meeting of stockholders of Ikanos in accordance with Section 251(h) of the DGCL. Following the Merger, our directors and officers will be the directors of the Surviving Corporation.

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). See Section 16 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read carefully both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), as soon as practicable after the Expiration Date, we will (and Parent will cause us to) accept for payment and promptly thereafter pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date.

The Offer is not subject to any financing condition. The Offer is subject to the conditions set forth in Section 15 — “Conditions of the Offer,” which include, among other matters, satisfaction of the Minimum Condition and the Antitrust Condition.

There will not be a subsequent offering period for the Offer. Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, we, Parent and Ikanos will cause the Merger to become effective within three business days of the satisfaction or waiver of such conditions. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

The Merger Agreement separately provides that we may extend the Offer beyond the initial Expiration Date. If any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion (and without the consent of Ikanos or any other person), extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied. Purchaser will extend the Offer from time to time for: (A) the minimum period required by any law, interpretation or position of the SEC or its staff or NASDAQ or its staff, in each case, applicable to the Offer and (B) periods of up to 15 business days per extension until the Antitrust Condition shall have been satisfied. In addition, if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of Ikanos, Purchaser will extend the Offer on one occasion for an additional period of up to ten business days, to permit such Offer Condition to be satisfied; provided, however, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earliest to occur of (x) the valid termination of the Merger Agreement and (y) February 5, 2016; or (2) be permitted to extend the Offer beyond February 5, 2016 without the prior written consent of Ikanos.

If we extend the Offer, are delayed in our acceptance for payment of Shares, are delayed in payment after the Acceptance Time or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Parent and Purchaser each expressly reserves the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided that, unless otherwise provided in the Merger Agreement or previously approved by Ikanos in writing, Parent and Purchaser will not: (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects holders of Shares generally in their capacity as such or (vi) amend, modify or waive the Minimum Condition.

If we make any material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view the waiver of conditions such as the Minimum Condition or the Antitrust Condition is a material change in the terms of an offer and that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to stockholders, and that if a material change directly relates to price and share levels, a minimum of ten business days may be required to allow adequate dissemination and investor response.

If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares that are purchased pursuant to the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Time.

Ikanos has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Time. Notwithstanding the foregoing, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act), we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer. For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 16 — “Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, our obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery”)); (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or in connection with a book-entry transfer, an Agent’s Message (as defined in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery”)); and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3 — “Procedures for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

If we do not accept for payment any Shares tendered pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates for such unpurchased or untendered Shares (or, in the case of Shares delivered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility (as defined below) or in the case of Shares held in a nominee account by the Depositary, such Shares will be returned to the nominee account) without expense to you, promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3.	Procedures for Tendering Shares

Except as set forth below, to tender Shares in the Offer, either (a) the Depositary must receive on or prior to the Expiration Time at one of its addresses set forth on the back cover of this Offer to Purchase (i) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires and (ii) certificates for the Shares to be tendered or confirmation of the book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility, or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including through the Book–Entry Transfer Facility, is at the election and risk of the tendering stockholder and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Time. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign, and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the Shares are accepted for payment by us, we will acquire good, valid, and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Stockholders tendering their Shares according to the guaranteed delivery procedures set forth under Section 3 — “Procedures for Tendering Shares — Guaranteed Delivery” may do so using the Notice of Guaranteed Delivery circulated herewith, however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Effective Time will not count toward satisfaction of the Minimum Condition (as defined below).

Book-Entry Delivery

The Depositary has established an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”). Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time, or the guaranteed delivery procedure described below must be complied with.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations, and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (“STAMP”), the Stock Exchange Medallion Program (“SEMP”), and the New York Stock Exchange, Inc. Medallion Signature Program (“MSP”) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed the box labeled “Special Payment Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery

If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary prior to the Expiration Time or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may, nevertheless, tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary prior to the Expiration Time; and

•	the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. Any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Effective Time will not count toward satisfaction of the Minimum Condition.

Backup Withholding

To prevent federal “backup withholding” with respect to payment of the Offer Price of Shares purchased pursuant to the Offer, each Ikanos stockholder (including any Ikanos stockholder that tenders Shares into the Offer pursuant to the book-entry transfer procedures described above in this Section 3) must provide the Depositary with its correct taxpayer identification number or otherwise comply with applicable backup withholding rules and certification requirements. Each Ikanos stockholder should complete and sign the Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal (or other applicable form such as the appropriate IRS Form W-8) in order to provide the information and certification necessary to avoid the imposition of backup withholding. See Instruction 8 set forth in the Letter of Transmittal and Section 5 — “Certain Material U.S. Federal Income Tax Considerations” of this Offer to Purchase for a more detailed discussion of backup withholding.

Appointment of Proxy

By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the original Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Ikanos’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Ikanos’s stockholders.

Determination of Validity

We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt), and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of us, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after 60 days from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer.

For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares held as physical certificates, the certificates evidencing such Shares (“Share Certificates”) to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery,” any notice of withdrawal must also specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, Shares that have been properly withdrawn may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 — “Procedures for Tendering Shares.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us in our sole discretion. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain Material U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax consequences of the Offer and the Merger to Ikanos stockholders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is based on the Internal Revenue Code of 1986, as amended, applicable treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. Any such change, which may or may not be retroactive, could alter the U.S. federal income tax consequences to Ikanos stockholders as described herein. This discussion is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. This discussion does not apply to Ikanos stockholders who receive cash pursuant to the exercise of appraisal rights. The discussion applies only to Ikanos stockholders that hold their Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment), and may not apply to Shares received pursuant to the exercise of Ikanos Warrants, Ikanos Options, Ikanos RSUs or Ikanos SARs; Shares held as “qualified small business stock” or “section 1244 stock”; Shares held as part of a

“straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction; Ikanos stockholders that purchase or sell Shares as part of a wash sale for tax purposes; Ikanos stockholders in special tax situations (including, but not limited to, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, real estate investment trusts, insurance companies, tax-exempt organizations, regulated investment companies, U.S. expatriates, “controlled foreign corporations” or “passive foreign investment companies”); or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion does not address any aspect of the U.S. alternative minimum or unearned income Medicare contribution tax, federal gift or estate tax, or state, local or non-U.S. taxation.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of exchanging Shares pursuant to the Offer or the Merger.

None of Ikanos, Parent, or Purchaser has requested or will request an advance ruling from the IRS as to the tax consequences of the Offer or the Merger, nor will counsel to Ikanos, Parent, or Purchaser render a tax opinion in connection with the Offer or the Merger. The IRS may take different positions concerning the tax consequences of the Offer or the Merger than those stated below, and such positions could be sustained.

This discussion does not address the tax consequences of acquisitions or dispositions of Shares outside the Offer and the Merger, or transactions pertaining to Ikanos Warrants, Ikanos Options, Ikanos RSUs, or Ikanos SARs.

THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE BASED ON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH IKANOS STOCKHOLDER SHOULD CONSULT SUCH IKANOS STOCKHOLDER’S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH IKANOS STOCKHOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER TO SUCH IKANOS STOCKHOLDER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT, STATE, LOCAL, AND OTHER TAX LAWS.

U.S. Holders. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable treasury regulations.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder will recognize gain or loss in an amount equal to the difference between such U.S. Holder’s adjusted tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares were held for more than one year. Long-term capital gains recognized by a non-corporate U.S. Holder generally will be taxed at preferential rates. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders. For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder or an entity or arrangement classified as a partnership for U.S. federal income tax purposes.

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger unless:

•	the gain is “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment that such Non-U.S. Holder maintains in the United States);

•	the Non-U.S. Holder is an individual present in the United States for 183 or more days in the taxable year of the sale (or, if applicable, the date of the Merger) and certain other conditions exist; or

•	Ikanos is or has been a “United States real property holding corporation” for U.S. federal income tax purposes and the Non-U.S. Holder held, directly and indirectly at any time within the shorter of the five-year period ending on the date of sale (or, if applicable, the date of the Merger) or the Non-U.S. Holder’s holding period in the Shares.

With respect to the first bullet above, unless an applicable income tax treaty provides otherwise, Non-U.S. Holders are subject to U.S. federal income tax on effectively connected income on a net income basis at U.S. federal income tax rates applicable to U.S. persons. “Effectively connected” gains that are recognized by a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes also may be subject, under certain circumstances, to an additional “branch profits tax” at a 30% rate or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an applicable income tax treaty that provides for a lower rate.

Gain realized by an individual Non-U.S. Holder described in the second bullet-point above will be subject to a flat 30% tax (or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an applicable income tax treaty that provides for a lower rate), which gain may be offset by U.S.-source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States.

In general, Ikanos would be a United States real property holding corporation if United States real property interests comprised (by fair market value) at least half of Ikanos’s total worldwide interests in real property plus Ikanos’s business assets. Ikanos believes that is has not been during the five-year period ending on the date of sale (or, if applicable, the date of the Merger), is not, and does not anticipate becoming, a United States real property holding corporation before the date of sale (or, if applicable, the date of the Merger) for U.S. federal income tax purposes. Even if Ikanos were treated as a United States real property holding corporation, such treatment will not cause gain realized by a Non-U.S. Holder on a disposition of Shares to be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly, and constructively, no more than 5% of the Shares at all times within the shorter of (i) the five-year period preceding the date of sale (or, if applicable, the date of the Merger) or (ii) the Non-U.S. Holder’s holding period and (2) the Shares are regularly traded on an established securities market.

Information Reporting and Backup Withholding. Payments made to certain Ikanos stockholders in connection with the Offer or the Merger generally will be subject to information reporting and may be subject to “backup withholding.” See Section 3 — “Procedures for Tendering Shares — Backup Withholding” of this Offer to Purchase.

Backup withholding generally applies if an Ikanos stockholder (i) fails to provide an accurate taxpayer identification number or (ii) in certain circumstances, fails to comply with applicable certification requirements. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. In order to avoid backup withholding, a Ikanos stockholder generally must complete an IRS Form W-8IMY or an applicable IRS Form W-8BEN or W-8BEN-E (if the Ikanos stockholder is a Non-U.S. Holder) or the IRS Form W-9 that is included in the Letter of Transmittal (if the Ikanos stockholder is a U.S. Holder) in accordance with the instructions to the appropriate form.

Backup withholding is not an additional tax and may be refunded or credited against the Ikanos stockholder’s U.S. federal income tax liability, if any, provided that the Ikanos stockholder furnishes the required information to the IRS.

6.	Price Range of Shares; Dividends

The Shares are listed and principally traded on the NASDAQ under the symbol “IKAN.” The Shares have been listed on NASDAQ since September 22, 2005.

The following table sets forth for the periods indicated the high and low sales prices per Share on the NASDAQ as reported in published financial sources. The prices reflect retroactively the 1:10 reverse stock split that occurred on February 13, 2015.

	High	Low
2013
First Quarter	$20.40	$12.50
Second Quarter	$21.10	$11.50
Third Quarter	$14.80	$11.20
Fourth Quarter	$14.50	$10.20

2014
First Quarter	$12.90	$8.10
Second Quarter	$9.10	$4.00
Third Quarter	$4.70	$3.00
Fourth Quarter	$4.40	$2.80

2015
First Quarter	$4.10	$2.80
Second Quarter	$2.90	$1.72
Third Quarter (through August 18, 2015)	$2.74	$1.75

On August 5, 2015, the last full trading day before the public announcement of the execution of the Merger Agreement, the last reported sales price of Ikanos common stock reported on NASDAQ was $1.75 per Share. Therefore, the Offer Price of $2.75 per Share represents a premium of approximately 57.1% over the August 5, 2015 closing stock price, a 51.9% premium over the average trading price over the five trading days ending August 5, 2015 and a 38.8% premium over the average trading price over the 30 trading days ending August 5, 2015. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

According to Ikanos’s publicly available documents, Ikanos has never paid a cash dividend on the Shares, and Ikanos is not permitted under the terms of the Merger Agreement to declare or pay a cash dividend prior to the closing of the Offer and the Merger (the “Closing”). If we acquire control of Ikanos, we currently intend that no dividends will be declared on the Shares prior to acquisition by us of the entire equity interest in Ikanos.

7.	Certain Information Concerning Ikanos

The information concerning Ikanos contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Parent, Purchaser, the Information Agent, or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Ikanos to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Purchaser, the Information Agent, or the Depositary.

General. According to Ikanos’s Annual Report on Form 10-K for the year ended December 31, 2014, Ikanos incorporated under the laws of the State of Delaware in September 2005. The principal executive offices of Ikanos are located at 47669 Fremont Blvd., Fremont, California 94538, and its telephone number is (510) 979-0400.

Ikanos is a leading provider of advanced semiconductor products and software for delivering high speed broadband solutions to the connected home. Ikanos’s broadband multi-mode and digital subscriber line (“DSL”) processors and other semiconductor offerings power carrier infrastructure (referred to as Access) and customer premises equipment (referred to as Gateway) for network equipment manufacturers supplying leading telecommunications service providers. Ikanos’s products are at the core of DSL access multiplexers, optical network terminals, concentrators, modems, voice over Internet Protocol terminal adapters, integrated access devices, and residential gateways.

Additional Information

Ikanos is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements, and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements, and other information may be read and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. Such reports, proxy statements, and other information are also available free of charge at the website maintained by the SEC on the Internet at http://www.sec.gov.

8.	Certain Information Concerning Purchaser and Parent

Purchaser. We are a Delaware corporation and a wholly-owned subsidiary of Parent and were formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. We have minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement. Following the Effective Time and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we will immediately merge with and into Ikanos, with Ikanos continuing as the Surviving Corporation. Our principal executive offices are located at 5775 Morehouse Drive, San Diego, CA 92121. The telephone number at such office is (858) 587-1121.

Parent. Parent is a Delaware corporation and an indirect wholly-owned subsidiary of QUALCOMM Incorporated, a Delaware corporation. QUALCOMM Incorporated is a world leader in 3G, 4G and next-generation wireless technologies. QUALCOMM Incorporated designs, manufactures, has manufactured on its behalf and markets digital communications products and services based on CDMA, OFDMA and other technologies, and derives revenues principally from sales of integrated circuit products and licensing its intellectual property, including patents, software and other rights. Parent’s principal executive offices are located at 5775 Morehouse Drive, San Diego, CA 92121. The telephone number at such office is (858) 587-1121.

The name, business address, current principal occupation or employment, five-year employment history, and citizenship of each director and executive officer of Parent and Purchaser and certain other information are set forth on Schedule I hereto.

Except as set forth elsewhere in this Offer to Purchase: (a) none of Purchaser, Parent, and, to Purchaser’s and Parent’s knowledge, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of

Parent, Purchaser, or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Ikanos; (b) none of Parent, Purchaser, and, to Parent’s and Purchaser’s knowledge, the persons or entities referred to in clause (a) above has effected any transaction in the Shares or any other equity securities of Ikanos during the past 60 days; (c) none of Parent, Purchaser, and, to Parent’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement or understanding with any other person with respect to any securities of Ikanos (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) during the two years before the date of this Offer to Purchase, there have been no transactions between Parent, Purchaser, their subsidiaries or, to Parent’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Ikanos or any of its executive officers, directors, controlling stockholders or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (e) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent, Purchaser, their subsidiaries or, to Parent’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Ikanos or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (f) none of Parent, Purchaser, and, to Parent’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (g) none of Parent, Purchaser, and, to Parent’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Additional Information

Pursuant to Rule 14d-3 under the Exchange Act, we, Parent, and QUALCOMM Incorporated have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO and such documents are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document filed by us and/or Parent and/or QUALCOMM Incorporated with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. QUALCOMM Incorporated maintains a website at http://www. qualcomm.com/. These website addresses are not intended to function as hyperlinks, and the information contained on QUALCOMM Incorporated’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase, and you should not consider it a part of this Offer to Purchase.

9.	Source and Amount of Funds

We estimate that we will need approximately $49 million to purchase all of the issued and outstanding Shares and to pay related fees and expenses. QUALCOMM Incorporated and/or Parent will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for our acquisition of the remaining Shares in the Merger. QUALCOMM Incorporated and Parent expect to fund such cash requirements from available cash on hand.

10.	Background of the Offer; Contacts with Ikanos

Background of the Transaction

In the ordinary course of its business, Qualcomm seeks to enhance its product lines and develop a balanced portfolio of differentiated products, including through selective company acquisitions. As such, Qualcomm regularly has discussions with companies in the technology industry, investment bankers and industry consultants.

On May 8, 2014, Omid Tahernia, the Chief Executive Officer of Ikanos, met with representatives of Qualcomm. Mr. Tahernia and the representatives of Qualcomm discussed expanding the relationship between Ikanos and Qualcomm, including the possibility of a potential acquisition by Qualcomm in the future.

On May 23, 2014, representatives of Ikanos and Qualcomm met to discuss Ikanos’s product offerings. Per Qualcomm’s request, Ikanos provided a demonstration of one particular product to Qualcomm during the meeting.

On July 2, 2014, Mr. Tahernia and representatives of Qualcomm met to further discuss potential business opportunities between the companies. The representatives of Qualcomm expressed Qualcomm’s desire to begin due diligence on Ikanos.

On July 10, 2014, Mr. Tahernia again met with representatives of Qualcomm. Qualcomm reiterated its potential interest in an acquisition of Ikanos. Mr. Tahernia advised representatives of Qualcomm that Ikanos was in discussions with certain unnamed parties regarding a collaboration and a financing and suggested to Qualcomm that it could participate in the financing transaction together with such parties.

On July 15, 2014, Ikanos and Qualcomm entered into a confidentiality agreement pertaining to Qualcomm’s evaluation of Ikanos’s confidential information.

On July 17, 2014, representatives of Ikanos and representatives of Qualcomm held an introductory meeting between the two companies. During the meeting, representatives of Ikanos and Qualcomm informally discussed potential areas where the companies could work together, as well as the possibility of a strategic transaction.

On July 31, 2014, Mr. Tahernia held additional discussions with a representative of Qualcomm, who expressed Qualcomm’s desire to continue its due diligence of Ikanos.

On August 6, 2014, Qualcomm visited Ikanos’s headquarters to tour its facilities. During the visit, the parties discussed general market conditions as well as Ikanos’s employee headcount.

On August 13, 2014, Ikanos and Qualcomm held a telephonic meeting in which the companies discussed the revenue and operating expenses of Ikanos.

On August 15, 2014, Tallwood met with, and advised, representatives of Qualcomm that Qualcomm could participate in an equity financing as an alternative or precursor to an acquisition. Qualcomm indicated that it was not interested in participating in an equity financing.

On August 22, 2014, Ikanos and Qualcomm held a telephonic meeting in which the companies discussed Ikanos’s software development and further discussed the revenue and employee headcount of Ikanos.

On September 18, 2014, Mr. Tahernia, Dennis Bencala, the Chief Financial Officer of Ikanos, and representatives of Qualcomm met to discuss the progress of due diligence. Mr. Tahernia informed Qualcomm that Ikanos was near to closing a private placement of Ikanos’s common stock. Mr. Tahernia highlighted Ikanos’ immediate need for additional financing to continue operations and the potential strategic and operational benefits resulting from the proposed collaboration with Alcatel. Mr. Tahernia further informed representatives of Qualcomm that if Ikanos proceeded with the proposed financings, Ikanos would need to terminate discussions with Qualcomm. Mr. Tahernia shared with Qualcomm the expected timing of the execution of the transaction documents, and that the private placement with Alcatel and Tallwood would be followed by a subsequent rights offering. At the meeting, the representatives of Qualcomm did not express any interest on the part of Qualcomm in participating in the financing and did not make any proposal with respect to a potential acquisition of Ikanos. Instead, representatives of Qualcomm asked that Ikanos allow Qualcomm to conduct an additional diligence session the next day.

On September 19, 2014, representatives of Qualcomm engaged in further engineering-related due diligence.

On September 29, 2014, Ikanos announced a collaboration with Alcatel for the development of ultra-broadband products. On the same day, Ikanos announced a financing plan including the sale of Ikanos’s common stock in a private placement to Alcatel and Tallwood, as well as the commencement of a rights offering to allow Ikanos’s existing stockholders at the time of the private placement to purchase additional shares of Ikanos’s common stock, on a pro rata basis to Tallwood, at $4.10 per share, after taking into account Ikanos’s subsequent reverse split. On the following day, Ikanos sent a letter to Qualcomm informing Qualcomm of its decision to terminate discussions relating to a potential strategic transaction between the companies, effective immediately, and requesting Qualcomm to return or destroy all confidential information of Ikanos provided to Qualcomm in connection with such discussions.

On February 6, 2015, Ikanos issued a press release announcing that it had completed its rights offering.

On February 17, 2015, in response to an introduction email by a mutual friend, Mr. Tahernia connected with a representative of Qualcomm. The Qualcomm representative then introduced Mr. Tahernia to one of his colleagues to follow up on strategic discussions between the two companies.

On February 23, 2015, Ikanos and Qualcomm entered into a new Confidentiality Agreement pertaining to Parent’s evaluation of Ikanos’s confidential information, which did not include a standstill provision. On the same day Mr. Tahernia and a representative of Qualcomm scheduled a meeting for further discussions.

On February 27, 2015, Mr. Tahernia, Mr. Bencala, Debajyoti Pal (CTO & SVP) and Syrus Ziai (VP, Worldwide Engineering) of Ikanos met with representatives of Qualcomm and presented to the Qualcomm team an overview of Ikanos as well as recent updates to Ikanos’s business.

At a series of meetings from March 16, 2015 through March 18, 2015, members of Ikanos’s management team met with Qualcomm to present and discuss the financial status, personnel, engineering, operations, marketing, and strategy of Ikanos.

On March 23, 2015, members of Ikanos’ management team held a telephonic meeting with representatives of Qualcomm to further discuss the topics previously addressed in meetings held from February 27, 2015 through March 18, 2015 and to provide certain updates as requested by Qualcomm.

On March 30, 2015, members of Ikanos’s management team met with Qualcomm to provide software development updates based on a prior request from Qualcomm.

Between May 20, 2015 and May 22, 2015, at the request of Qualcomm, Ikanos provided additional diligence materials regarding its revenue forecast and revenue breakdown by customer and product.

On May 22, 2015, Needham & Company, financial adviser to Ikanos, sent a process letter to Qualcomm requesting a preliminary offer by June 9, 2015. At a minimum, each offer was to address the overall transaction value, any material terms in a merger agreement, the method of financing the merger, any approvals and conditions necessary to consummate a merger, the proposed treatment of Ikanos’s key management and other employees as well as any other information that may be relevant to the Ikanos Board in evaluating a strategic transaction with such company.

On June 9, 2015, Qualcomm delivered to Needham & Company a preliminary proposal to acquire all of the outstanding shares of common stock of Ikanos with a proposed price per share of $3.36. The proposal outlined the high-level terms of the potential transaction based on the process letter previously submitted by Needham & Company to Qualcomm. Qualcomm also communicated orally to Needham & Company that the proposal was conditioned upon Ikanos entering into a 30 day exclusivity arrangement with Qualcomm.

On June 14, 2015, Ikanos presented a revised counter-proposal to Qualcomm with a proposed price per share of $5.00 and included revised provisions regarding exclusivity, the termination fee and certain conditions to closing.

On June 16, 2015, representatives of Qualcomm informed the Needham & Company representative that Qualcomm was not interested in pursuing a potential transaction with Ikanos at a purchase price of $5.00 per share; however, Qualcomm would consider a potential transaction at a lower price per share and would be willing to proceed under an exclusivity arrangement with Ikanos.

On June 17, 2015, Needham & Company advised Qualcomm that the Ikanos Board would be willing to enter into negotiations based on a purchase price of $4.10 per share. All other terms of the proposal remained the same as the revised draft submitted by Ikanos to Qualcomm on June 14, 2015.

On June 18, 2015, Qualcomm presented a revised proposal to Ikanos with a proposed purchase price of $3.75 per share and conditioned such price upon receipt of a 30 day exclusivity period.

Between June 18, 2015 and June 22, 2015, representatives of Ikanos and Qualcomm discussed and negotiated changes to the terms of the exclusivity arrangement as originally proposed by Qualcomm.

On June 22, 2015, Ikanos and Qualcomm executed a letter of intent with a price per share of $3.75 and an exhibit regarding the exclusivity arrangement between the parties.

On June 24, 2015, representatives from each of Qualcomm, Cooley LLP, counsel to Qualcomm (“Cooley”), Ikanos, and Pillsbury Winthrop Shaw Pittman LLP, counsel to Ikanos (“Pillsbury”) participated in a conference call to discuss the legal due diligence process.

Between June 29, 2015 and July 1, 2015, representatives of Qualcomm conducted further business diligence. During the course of the diligence representatives of Qualcomm learned about factors that would result in higher than anticipated operating losses and liabilities.

On July 2, 2015, Cooley sent an initial draft of the Merger Agreement to Pillsbury.

On July 7, 2015, Cooley sent an initial draft of the Tender and Support Agreement to Pillsbury.

On July 8, 2015, Pillsbury sent a revised draft of the Merger Agreement to Cooley.

Between July 8, 2015 and July 14, 2015, Cooley and Pillsbury negotiated the terms, and exchanged drafts, of the Merger Agreement and other transaction documents.

Between July 2, 2015 and July 14, 2015, representatives of Qualcomm held a series of internal meeting to discuss diligence findings, and highlight areas of concern and the potential impact of the diligence findings on the deal price. The representatives of Qualcomm determined that a significant price reduction was appropriate due to the nature of the due diligence findings.

On July 14, 2015, a representative of Qualcomm informed a representative of Needham & Company that based upon its diligence findings, including higher than anticipated liabilities and operating losses, Qualcomm intended to present Ikanos with a significant reduction in the purchase price. Over the next two weeks, representatives of Qualcomm kept representatives of Needham & Company apprised of the factors related to the intended price reduction.

On July 20, 2015, Pillsbury sent a revised draft of the Merger Agreement to Cooley.

On July 22, 2015, Qualcomm’s exclusivity lapsed and the parties continued negotiating the transaction documents, which had been the subject of considerable negotiation and revision to date.

On July 24, 2015, Pillsbury sent a revised draft of the Tender and Support Agreement to Cooley, which included comments from representatives of Alcatel and Tallwood. On the same day, Cooley sent revised drafts of the Merger Agreement and the Tender and Support Agreement to Pillsbury.

Between July 24, 2015 and July, 28 2015, Pillsbury and Cooley negotiated and exchanged further drafts of the Merger Agreement. On July 28, 2015, Pillsbury and Cooley negotiated and exchanged drafts of the Tender and Support Agreement which included revisions by, and input from, representatives of Alcatel and Tallwood.

Between July 21, 2015 and July 29, 2015, representatives of Qualcomm held numerous internal meetings to discuss diligence findings and cost-cutting measures needed to accommodate the Ikanos operating losses and a proposal for a deal price reduction.

Between July 29, 2015 and July 31, 2015, Mr. Tahernia and Needham & Company engaged in further discussions with representatives of Qualcomm, during which Qualcomm raised additional diligence questions concerning Ikanos. Representatives of Qualcomm also informed representatives of Ikanos that Qualcomm would not be seeking an extension to the exclusivity period because Qualcomm expected to ask for a price reduction.

Also between July 29, 2015 and July 31, 2015, representatives of Pillsbury and Cooley negotiated and exchanged further drafts of the Merger Agreement and the Tender and Support Agreement.

On July 31, 2015, representatives of Alcatel and Cooley negotiated the terms of the Tender and Support Agreement.

Also on July 31, 2015, a representative of Qualcomm informed a representative of Needham & Company that, as a result of its diligence findings, including findings indicating higher than anticipated liabilities and operating losses, Qualcomm was reducing its offer price from $3.75 to $2.50 per share.

Between August 3, 2015, and August 4, 2015, representatives of Pillsbury and Cooley continued to negotiate and exchange drafts of the Merger Agreement.

On August 4, 2015, Mr. Tahernia met with a representative of Qualcomm to renegotiate the purchase price. At the meeting, Qualcomm agreed to raise the offer to $2.75 per share as its best and final offer. Mr. Tahernia agreed to present the revised offer price of $2.75 for consideration by the Ikanos Board. On the same day, Cooley, Pillsbury and representatives of Alcatel and Tallwood continued to negotiate the terms of the Tender and Support Agreement.

On August 5, 2015, the Ikanos Board approved the Merger Agreement and the transactions contemplated thereby. Later the same day, the Merger Agreement was executed by the parties. The Tender and Support Agreements were executed by Parent, Purchaser and each named executive officer and director of Ikanos as well as Tallwood and Alcatel. On August 6, 2015, each of Qualcomm and Ikanos issued a press release announcing the Offer, Merger and the transactions contemplated by the Merger Agreement.

11.	The Transaction Documents

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer, and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that we make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser and Parent.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about Parent, us and Ikanos or any of our or their respective affiliates contained in this Offer to Purchase or in our or their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Parent, us and Ikanos or any of our or their respective affiliates contained in the Merger Agreement. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Ikanos to Parent in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Ikanos at the time they were made, and you should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about Ikanos in Ikanos’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Ikanos’s public disclosures.

Summary of the Merger Agreement

The Offer

The Merger Agreement provides that Parent and Purchaser will commence the Offer as promptly as practicable after the date of the Merger Agreement but in no event later than August 19, 2015. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment and pay for, any Shares tendered pursuant to the Offer are subject only to the Offer Conditions described in Section 15 — “Conditions of the Offer.”

Purchaser reserves the right to increase the Offer Price, waive any condition to the Offer and make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement, provided that without the prior written consent of Ikanos, Purchaser will not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in a manner that adversely affects holders of Shares generally in their capacity as such, or (F) amend, modify, or waive the Minimum Condition.

Subject to the Offer Conditions, substantially concurrently with the Effective Time, Parent will deposit (or Parent will cause to be deposited) with the Depositary cash sufficient to make payment of the cash consideration payable for all Shares validly tendered and not properly withdrawn pursuant to the Offer. The initial Expiration Date will be 12:01 a.m., Eastern Time, on September 17, 2015.

If, as of the Expiration Date any Offer Condition is not satisfied and has not been waived (to the extent permitted), Purchaser may, in its discretion (and without the consent of Ikanos or any other person), extend the Offer on one or more occasions, for an additional period of up to ten business days per extension to permit such Offer Condition to be satisfied. Purchaser will extend the Offer from time to time for: (A) the minimum period required by any law, interpretation, or position of the SEC or its staff or NASDAQ or its staff, in each case, applicable to the Offer and (B) periods of up to 15 business days per extension until the Antitrust Condition shall have been satisfied. In addition, if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of Ikanos, Purchaser will extend the Offer on one occasion for an additional period of up to ten business days, to permit such Offer Condition to be satisfied; provided, however, that in no event will Purchaser: (1) be required to extend the Offer beyond the earliest to occur of (x) the valid termination of the Merger Agreement and (y) February 5, 2016; or (2) be permitted to extend the Offer beyond February 5, 2016 without the prior written consent of Ikanos.

The Merger

The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, at the Effective Time Purchaser will merge with and into Ikanos. As a result of the Merger, the separate corporate existence of Purchaser will cease, and Ikanos will continue its corporate existence under the DGCL as the Surviving Corporation in the Merger. The Merger will be governed by Section 251(h) of the DGCL and will be effected as soon as practicable following the consummation of the Offer without the adoption of the Merger Agreement by the stockholders of Ikanos and subject to the satisfaction or waiver of the conditions set forth in Merger Agreement. From and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses, and authority of Ikanos and Purchaser will vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, and duties of each of Ikanos and Purchaser will become the debts, liabilities, obligations, restrictions, and duties of the Surviving Corporation.

Directors and Officers

The Merger Agreement provides that the directors and officers of the Surviving Corporation will from and after the Effective Time until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation be the respective individuals who are directors and officers of Purchaser immediately prior to the Effective Time.

Certificate of Incorporation; Bylaws

The Merger Agreement provides that: (i) the certificate of incorporation of Ikanos will be amended and restated in its entirety as of the Effective Time to conform to the certificate of incorporation of Purchaser and, as so amended, will be the certificate of incorporation of the Surviving Corporation and (ii) the bylaws of Ikanos as in effect immediately prior to the Effective Time will be amended and restated in their entirety as of the Effective Time to conform to the bylaws of Purchaser and, as so amended, will be the bylaws of the Surviving Corporation.

Merger Consideration

As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) owned by Ikanos or held as treasury stock, (ii) owned by Parent, Purchaser, or any wholly-owned subsidiary of Parent, (iii) owned by any wholly-owned subsidiary of Ikanos, (iv) irrevocably accepted for purchase pursuant to the Offer, or (v) held by a holder who is entitled to demand and properly exercises and perfects its demand for appraisal in accordance with Section 262 of the DGCL) will be converted into the right to receive the Offer Price in cash, without interest, subject to any applicable withholding of taxes (the “Merger Consideration”). At the Effective Time, all of the Shares that have been converted into the right to receive the

Merger Consideration, and each holder of a certificate formerly representing any such Shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with the Merger Agreement.

Payment for Shares

Prior to the Effective Time, Parent will designate a bank or trust company reasonably acceptable to Ikanos to act as agent (the “Depository Agent”) for the holders of Shares to receive the funds to which such holders will become entitled under the Merger Agreement and after the Effective Time to act as agent (the “Paying Agent”) for the holders of Shares to receive the funds to which such holders will become entitled under the Merger Agreement. Substantially concurrent with the Effective Time, Parent will deposit, or cause to be deposited, with the Depository Agent and Paying Agent cash sufficient to make payment of the aggregate consideration payable pursuant to the Merger Agreement (together, the “Payment Fund”). The Payment Fund will not be used for any other purpose. The Payment Fund will be invested by the Paying Agent as directed by the Surviving Corporation.

Promptly after the Effective Time (but in no event later than five business days thereafter), the Surviving Corporation will cause to be mailed to each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to (including in connection with an exercise or deemed exercise of an Ikanos Warrant) a form of letter of transmittal (which will be in customary form and will specify that delivery will be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) will pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent) and instructions for use in effecting the surrender of the Certificates or non-certificated Shares represented by book-entry (“Book-Entry Shares”) pursuant to such letter of transmittal. Upon surrender to the Paying Agent of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificates or Book-Entry Shares will be entitled to receive the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares will then be canceled. No interest will accrue or be paid on the Offer Price payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificates formerly evidencing the Shares is registered on the stock transfer books of Ikanos, it will be a condition of payment that the Certificate so surrendered will be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment will have paid all transfer and other similar taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered, or will have established to the satisfaction of the Surviving Corporation that such taxes either have been paid or are not applicable. None of Parent, Purchaser, and the Surviving Corporation will have any liability for the transfer and other similar taxes described in this paragraph under any circumstance. Payment of the applicable Merger Consideration with respect to Book-Entry Shares will only be made to the person in whose name such Book-Entry Shares are registered.

At any time following six months after the Effective Time, the Surviving Corporation will be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including, all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders will be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent will be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar laws. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to, or become property of any governmental entity will become, to the extent permitted by applicable laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any person previously entitled thereto.

At the close of business on the day of the Effective Time, the stock transfer books of Ikanos with respect to the Shares will be closed, and thereafter, there will be no further registration of transfers of Shares on the records of Ikanos. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such shares except as otherwise provided herein or by applicable laws.

If any Certificate has been lost, stolen, or destroyed, upon the making of an effective affidavit of that fact by the person claiming such Certificate to be lost, stolen, or destroyed, which includes an agreement to indemnify and defend and hold harmless Parent, the Surviving Corporation, and the Paying Agent from and against any and all costs, claims, losses, judgments, damages, counsel fees, expenses, and liabilities whatsoever which each may suffer, sustain, or incur in connection with the failure of any statement, representation or warranty set forth in such affidavit, any payment for or transfer, exchange, or delivery of such Certificate and such person’s inability to locate such Certificate, and, if required by Parent or the Paying Agent, the posting by such person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay (less any amounts entitled to be deducted or withheld), in exchange for such lost, stolen, or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by the Merger Agreement.

Each of the Surviving Corporation, Parent, and Purchaser will be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the consideration payable to any holder of the Shares, such cancelled in the money Ikanos Options, Ikanos RSUs, Ikanos SARs, Ikanos Warrants or any other amounts otherwise payable pursuant to the Merger Agreement. To the extent that amounts are so withheld and properly remitted, such withheld amounts will be treated for all as having been paid to the holder of the Shares, in the money Ikanos Options, Ikanos RSUs, Ikanos SARs, Ikanos Warrants, or other recipient of consideration in respect of which such deduction and withholding was made.

Stock Options

As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Ikanos Option that is then outstanding and unexercised, whether or not vested, will be cancelled. Further, with respect to those persons holding Time-based Ikanos Options with an exercise price less than the Merger Consideration (each, an “In-the-Money Option”), each such cancelled In-the-money Option will be converted into the right to receive (i) cash in an amount rounding down to the nearest whole cent, equal to the product obtained by multiplying (A) the total number of Shares subject to such Time-based Ikanos Option immediately prior to the Effective Time (without regard to vesting) and (B) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Time-based Ikanos Option, without interest. No holder of a cancelled Time-based Ikanos Option that has an exercise price per Share that is equal to or greater than the Merger Consideration will be entitled to any payment with respect to such cancelled Ikanos Option before or after the Effective Time. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each unvested Performance-based Ikanos Option will be cancelled for no consideration.

SARs

As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Ikanos SAR that is then outstanding and unexercised, whether or not vested, will be cancelled. Further, with respect to those persons holding Ikanos SARs with an exercise price less than the Merger Consideration (each, an “In-the-money SAR”), each such cancelled In-the-money SAR will be converted into the right to receive (i) cash in an amount rounding down to the nearest whole cent, equal to the product obtained by multiplying (A) the total number of Shares subject to such Ikanos SAR immediately prior to the Effective Time (without regard to vesting) and (B) the excess, if any, of (x) the Merger Consideration over (y) the exercise price per Share under such Ikanos SAR, without interest. No holder of a cancelled Ikanos SAR that has an exercise price per Share that is equal to or greater than the Merger Consideration will be entitled to any payment with respect to such cancelled Ikanos SAR before or after the Effective Time.

RSUs

As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Ikanos RSU that is then outstanding and unexercised, whether or not vested, will be cancelled. Each such cancelled Ikanos RSU will be converted into the right to receive cash in an amount, rounding down to the nearest whole cent, equal to the product obtained by multiplying (i) the total number of Shares subject to such Ikanos RSU immediately prior to the Effective Time (without regard to vesting) and (ii) the Merger Consideration.

Payment of Stock Options, SARs, and RSUs

All amounts payable with respect to In-the-money Options, In-the-money SARs, and Ikanos RSUs will be paid through the Surviving Corporation’s or Purchaser’s payroll system in accordance with standard payroll practices, and subject to any required withholding for applicable taxes, unless the holder of an In-the-money Option, In-the-money SAR or Ikanos RSU is not a current or former employee of Ikanos or its subsidiaries for applicable tax purposes, in which case the consideration payable with respect to such In-the-money Options, In-the-money SARs or Ikanos RSUs will not be paid through payroll.

Warrants

Prior to September 17, 2015, Ikanos will satisfy all of its notification requirements under the terms of each outstanding and unexercised Ikanos Warrant. In addition, Ikanos will cause each such Ikanos Warrant to be automatically exercised in accordance with its respective terms and the numbers of Shares issuable by Ikanos in connection with such exercise, if any, will be cancelled and converted into the right to receive the Merger Consideration. Each of the Ikanos Warrants have a per share exercise price equal to the Offer Price. As a result, all outstanding Ikanos Warrants will be cancelled upon the consummation of the Merger and the holders of such Ikanos Warrants will not have any right to receive any consideration in respect thereof.

Preferred Stock

On the date of the closing of the Merger (the “Closing Date”), Ikanos will provide a notice of redemption to the holder of Series A Preferred Stock, par value $0.001 per share (the “Preferred Stock”), pursuant to the terms and conditions of the Certificate of Designation of Preferred Stock. From and after the notice of redemption having been duly given, and the redemption price of $1.00, as set forth in the Certificate of Designation, having been paid or irrevocably set aside for payment, the Preferred Stock will no longer be, or be deemed to be, outstanding for any purpose, and all rights preference and powers of the Preferred Stock will automatically cease and terminate, except the right of the holder of the Preferred Stock, upon surrender of the certificate for the Preferred Stock, to receive the redemption price of $1.00.

Loan Payoff

Prior to the Closing, Ikanos will satisfy all notification and consent requirements, as applicable, under the terms of the First Amended and Restated Loan and Security Agreement between Silicon Valley Bank and Ikanos, dated April 30, 2015 and the Loan and Security Agreement between Alcatel-Lucent USA, Inc. and Ikanos, dated September 29, 2014, as amended April 30, 2015 (together, the “Loans”). No less than five business days prior to the Closing Date, Ikanos will obtain payoff letters (each a “Payoff Letter”) for the Loans, each of which will (a) provide the dollar amount of all Loans required to be paid in order to fully and finally pay off such Loan as of the Closing (the “Payoff Amount”) and (b) indicate that Ikanos and its subsidiaries will be discharged from any and all obligations pursuant to such indebtedness (and any documentation in connection therewith will terminate) and that all liens securing the Loans will be released from and after the Closing Date automatically upon payment of the Payoff Amount. Parent and/or Purchaser will pay the Payoff Amount in full on the Closing Date on behalf of Ikanos.

Representations and Warranties

In the Merger Agreement, Ikanos has made customary representations and warranties to Parent and Purchaser, including representations relating to:

•	organization;

•	capitalization;

•	subsidiaries;

•	authority;

•	no conflicts;

•	consents and approvals;

•	Ikanos’s SEC filings and financial statements;

•	information supplied;

•	no undisclosed liabilities;

•	absence of material adverse changes;

•	litigation;

•	compliance with laws and regulations;

•	benefit plans;

•	employment matters;

•	environmental matters;

•	taxes;

•	contracts;

•	customers and suppliers;

•	adequacy of supply;

•	insurance;

•	properties;

•	intellectual property;

•	related party transactions;

•	takeover statutes;

•	brokers;

•	opinion of financial advisor; and

•	no vote required.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Ikanos, including representations relating to:

•	organization, standing and power;

•	authority;

•	information supplied;

•	sufficient funds;

•	interest in shares;

•	brokers;

•	litigation;

•	no conflict; and

•	no consent.

The representations and warranties in the Merger Agreement will not survive the Merger.

Certain representations and warranties of Ikanos are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement and this Offer to Purchase, “Material Adverse Effect” means any fact, circumstance, occurrence, event, change or effect (each, an “Effect”) that, individually or when taken together with all other Effects, has had or is reasonably likely to have a material adverse effect on (i) the business, operations, assets (including intangible assets), financial condition, results of operations of Ikanos and its subsidiaries taken as a whole or (ii) the ability of Ikanos to fulfill its obligations or to consummate the Merger in a timely manner on the terms set forth in the Merger Agreement; except that, none of the following Effects, by itself or when aggregated with any one or more other Effects, will be deemed to be or constitute a Material Adverse Effect and none of the following Effects, by itself or when aggregated with any one or more other Effects, will be taken into account when determining whether a Material Adverse Effect has occurred or is reasonably likely to occur for purposes of clause (i) above: Effects directly arising out of or resulting from:

•	general market, economic or political conditions in the United States or worldwide or conditions (or any changes therein) in the industries in which Ikanos or its subsidiaries conducts business, in each case, including any acts of terrorism or war, weather conditions or other force majeure events, solely to the extent that such Effects do not have and are not reasonably likely to have a disproportionate impact on Ikanos and its subsidiaries, taken as a whole, relative to other companies operating in the same industries in which Ikanos or its subsidiaries conduct business;

•	proximately caused by the announcement of the execution of the Merger Agreement or the pendency of the Offer (other than for purposes of any representation or warranty contained related to authority, no conflicts, consents and approvals, or certain intellectual property provisions, that expressly address the consequences resulting from the execution, and delivery of the Merger Agreement or the announcement or pendency of the Offer and the Merger, but subject to disclosures in the applicable sections of the disclosure schedule);

•	changes in United States generally accepted accounting principles (“GAAP”) or other accounting standards (or the interpretation thereof by a third party), solely to the extent that such changes do not have a disproportionate impact on Ikanos and its subsidiaries, taken as a whole, relative to other companies operating in the same industries in which Ikanos or its subsidiaries conduct business;

•	changes in applicable law or regulatory conditions (or the interpretation thereof by a third party), solely to the extent that such changes do not have a disproportionate impact on Ikanos and its subsidiaries, taken as a whole, relative to other companies operating in the same industries in which Ikanos or its subsidiaries conduct business;

•	changes in the trading price or trading volume of the Shares, in and of themselves (it being understood that any underlying cause of any such change may, subject to the other terms of this definition, be taken into consideration when determining whether a Material Adverse Effect has occurred or is reasonably likely to occur); or

•	any failure by Ikanos or its subsidiaries to meet any public estimates or expectations of Ikanos’s bookings, revenue, earnings or other financial performance or results of operations for any period, or any failure by Ikanos or its subsidiaries to meet any internal budgets, plans or forecasts of its bookings, revenues, earnings, earnings per share or other financial performance or results of operations (it being understood that any underlying cause of any such failure may, subject to the other terms of this definition, be taken into consideration when determining whether a Material Adverse Effect has occurred or is reasonably likely to occur).

Operating Covenants

During the period prior to the earlier of the Closing and the termination of the Merger Agreement, except as required or permitted by the Merger Agreement, as required by applicable law, or otherwise with the prior written consent of Parent, Ikanos will (and will cause its subsidiaries to) (a) carry on its business in all material respects in the ordinary course in substantially the same manner as it has been conducted and in material compliance with all applicable laws; (b) pay its debts and taxes when due, subject to (i) good faith disputes over such debts or taxes contested in good faith by any appropriate action and for which adequate reserves are established to the extent required by GAAP and (ii) Parent’s consent to the filing of material tax returns, which consent will not be unreasonably delayed; (c) use commercially reasonable efforts to (i) preserve intact its present business organization, (ii) pay or perform all material obligations when due, subject to good faith disputes over such obligations, (iii) keep available the services of its present officers and employees and to the extent Parent or Purchaser has made offers to such persons and (iv) preserve its relationships with manufacturers, suppliers, vendors, distributors, governmental entities, customers, licensors, licensees and others with which it has business dealings; and (d) promptly notify Parent of (i) of any knowledge of any notice from any person alleging that the consent of such person is or may be required in connection with any of the Merger or the Offer, (ii) any material event or occurrence not in the ordinary course of Ikanos or its subsidiaries’ business, and of any event which could reasonably be expected to have a material adverse effect on Ikanos and (iii) any action commenced or threatened, relating to or involving Ikanos or its subsidiaries that relates to the consummation of the Offer or the Merger.

In addition, during the same period, except as required or permitted by the Merger Agreement, as required by applicable law, or otherwise with the prior written consent of Parent, which, in certain instances, will not be unreasonably withheld, conditioned, or delayed, Ikanos will not, and will not permit any of its subsidiaries to, take certain actions, including the following:

•	(i) establish a record date for, declare, set aside, or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, (ii) except in connection with the exercise of Ikanos Options, Ikanos RSUs or Ikanos Warrants to purchase Shares outstanding prior to August 5, 2015, purchase, redeem, or otherwise acquire shares of capital stock or other equity interests of Ikanos or its subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests, or (iii) split, combine, reclassify, or otherwise amend the terms of any of its capital stock or other equity interests or authorize the issuance of any other securities in respect of, in lieu of or in substitution for equity, or repurchase or otherwise acquire, directly or indirectly, any equity;

•

other than the issuance by Ikanos to its employees of Ikanos RSUs representing no more than 50,000 Shares in the aggregate (the “Permitted Company RSU Issuance”), issue, sell, deliver, grant, pledge, transfer, encumber, or agree or commit to issue, sell, deliver, deliver, grant, pledge, transfer, or encumber (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase, or otherwise) any Shares, any securities of any subsidiary or any instrument convertible into or exchangeable for any capital stock, equity interest or other security of Ikanos or its subsidiaries, except for the issuance of Shares pursuant to the exercise of the Ikanos Options, Ikanos Warrants to purchase Shares, or vesting of Ikanos RSUs outstanding prior to August 5, 2015;

•	adopt, amend, authorize, or propose to amend its certificate of incorporation or bylaws (or similar charter or organizational documents);

•	create or form any subsidiary, acquire any equity interest in any other person, or enter into any joint venture, partnership, limited liability corporation, or similar arrangement;

•	directly or indirectly acquire or agree to acquire (i) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof, except any such transactions that are for cash consideration not in excess of $50,000 individually, or $200,000 for all such transactions by Ikanos and its subsidiaries in the aggregate, and except for loans, advances, contributions, or investments between or among Ikanos and any direct or indirect wholly-owned subsidiaries, or (ii) any assets that are otherwise material to Ikanos or its subsidiaries;

•	directly or indirectly sell, lease, license, sublicense, sell and leaseback, abandon, transfer, assign, exchange, mortgage, pledge, or otherwise encumber or subject to any lien or otherwise dispose in whole or in part of any of its material properties, assets, or rights or any interest therein, except (i) sales of its products in the ordinary course of business, (ii) non-exclusive licenses to service providers in the ordinary course of business and (iii) disposition of immaterial equipment and property no longer used in the operation of business;

•	propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Ikanos or its subsidiaries, except for the Offer and the Merger;

•	(i) except as set forth in the disclosure schedule to the Merger Agreement, incur, create, assume or otherwise become liable for, any indebtedness, or amend, modify, or refinance any indebtedness or (ii) make any loans, advances or capital contributions to, or investments in, any other person, other than Ikanos or any direct or indirect wholly-owned subsidiary of Ikanos in the ordinary course of business;

•	(i) incur or commit to incur any capital expenditure or authorization or commitment with respect thereto (except that Ikanos and its subsidiaries may make any capital expenditure that: (A) is provided for in the capital expense budget of Ikanos and its subsidiaries delivered to Parent prior to August 5, 2015 and which is deemed to include certain information set forth in the disclosure schedule, which expenditures will be in accordance with the categories set forth in such budget; or (B) when added to all other capital expenditures made on behalf of Ikanos and its subsidiaries since August 5, 2015 but not provided for in the capital expense budget of Ikanos and its subsidiaries delivered to Parent prior to August 5, 2015, does not exceed $50,000 individually and $250,000 in the aggregate during any fiscal quarter);

•	(i) pay, discharge, settle, or satisfy any claims, liabilities, or obligations (whether absolute, accrued, asserted or unasserted, contingent, or otherwise), in an excess of $100,000 individually or $250,000 in the aggregate, other than the payment, discharge or satisfaction of claims, liabilities, or obligations reflected or reserved against in the most recent audited financial statements (or the notes thereto) of Ikanos included in the documents filed by Ikanos with the SEC (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business or incurred in connection with the Merger Agreement, the Offer and the Merger (including legal and financial advisors fees and expenses), (ii) cancel any material indebtedness, (iii) waive, release, grant, or transfer any right of material value, or (iv) commence any action, except in connection with a breach of the Merger Agreement or any other agreements contemplated hereby;

•

compromise, settle, release, or agree to compromise, settle, or release any action or threatened action (including any action relating to this Merger Agreement, the Offer or the Merger) other than compromises, settlements, or agreements that involve only the payment of money damages in an amount not greater than $100,000 in the aggregate, in any case without the imposition of any equitable relief on, or the admission of wrongdoing by, Ikanos or its subsidiaries;

•	change its financial or tax accounting methods, accounting periods, principles or practices, except insofar as may have been required by a change in GAAP, Regulation S-X promulgated under the Exchange Act or applicable law;

•	revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business or as required by changes in GAAP;

•	(i) settle, compromise or enter into any closing agreement with respect to any liability for taxes, (ii) amend any tax return, (iii) enter into any contract with or request any ruling from any governmental entity relating to taxes, (iv) make, change, rescind, or revoke any material tax election, (v) change any method of accounting for tax purposes, (vi) take any material position on a tax return inconsistent with a position taken on a tax return previously filed or file a tax return in any jurisdiction in which Ikanos or its subsidiaries have not previously filed a tax return, (vii) extend or waive any statute of limitations with respect to taxes, (viii) surrender any claim for a material refund of taxes or fail to timely file correct and complete tax returns as required by applicable tax law, (ix) make or file any tax election (other than a tax election that is consistent with a tax election made in a previous period and would not materially increase the taxes payable by Ikanos or its subsidiaries, or (x) incur any taxes as a result of distributing, lending, transferring or otherwise repatriating any cash amounts into the United States;

•	change its fiscal year;

•	except as may be required by the terms of any employee benefit plan and, solely with respect to clauses “(i)” through “(iii)” immediately below, except for the Permitted Company RSU Issuance, (i) grant (A) any equity or equity-based compensation, (B) any increase in compensation, bonus, or other benefits, or (C) any type of compensation, bonus, or benefits not previously receiving or entitled to receive such type of compensation, bonus, or benefit, (ii) grant or pay any severance, retention, retirement, change in control or termination pay, or modifications thereto or increases therein, (iii) pay any benefit or grant or amend any award (including in respect of stock options, restricted stock units, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Ikanos Equity Plan or awards made thereunder) except the issuance of Shares pursuant to the exercise of Ikanos Options or vesting of Ikanos RSUs outstanding on the Agreement Date, (iv) adopt or enter into any collective bargaining agreement or other similar labor union contract, (v) take any action to voluntarily accelerate the vesting or payment of any compensation or benefit under any Ikanos Equity Plan or other benefit plan or other contract or remove any existing restrictions in any benefit plans, (vi) change any actuarial or other assumptions used to calculate funding obligations with respect to any benefit plan that is required by applicable law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable law, (vii) establish or adopt any new benefit plan (or any plan, program, arrangement, practice, or agreement that would be an benefit plan if it were in existence on August 5, 2015) or amend, modify, or terminate any existing Ikanos Equity Plan or other benefit plan, or (viii) contribute to any trust or other arrangement funding any benefit plan (including the Ikanos 401(k) plan), except to the extent required by the existing terms of such benefit plan, trust, or other funding arrangement as in effect on August 5, 2015 or make any contribution to the Ikanos 401(k) plan in Shares;

•

(i) hire any employee or engage any independent consultant or contractor (who is natural person), other than up to five non-executive officer employees with an annual base salary of less than $200,000, up to five non-executive officer employees with an annual base salary of less than $150,000 and up to ten independent consultants or contractors (who are natural persons) with an annual base salary of less than $150,000 in the ordinary course of business or (ii) hire, promote, or terminate (other than for cause) any Ikanos employee other than any non-executive officer employee with an annual base salary of less of $150,000 in the ordinary course of business; except that the compensation and benefits granted to any such newly hired employee or newly engaged independent contractor or consultant will be consistent with, and be no more favorable in the aggregate than, the compensation and benefits (excluding equity awards) provided as of August 5, 2015 to Ikanos’s and its subsidiaries’ similarly situated employees, or independent contractors or consultants, as applicable;

•	materially reduce the amount of any insurance coverage provided by existing insurance policies;

•	renew or enter into any non-compete, exclusivity, or similar agreement that would restrict or limit, in any material respect, Ikanos and its subsidiaries from engaging or competing in any line of business or geographic area;

•	enter into any new lease of real property or materially amend the terms of any existing lease of real property;

•	forgive any loans to any employees, officers, or directors of Ikanos or its subsidiaries;

•	amend, modify, terminate, or waive, or exercise any material right or remedy under, any (x) material contract or (y) any agreement relating to the license, transfer, or other disposition or acquisition of intellectual property rights or rights to market or sell Ikanos products, other than non-exclusive licenses to customers or suppliers of Ikanos or its subsidiaries that are terminable for any reason by Ikanos or its subsidiaries upon no more than 30 days’ notice (an “IP Agreement”) or enter into or become bound by, or seek to amend, terminate or waive, or exercise any material right or remedy under, any contract which if entered into prior to August 5, 2015 would have been considered a material contract or any IP Agreement under the terms of the Merger Agreement;

•	commence any new offering period, or permit any additional elective deferrals or increase in elective deferral rates in respect of the current offering period, under the Ikanos ESPP;

•	adopt or implement any stockholder rights plan or similar arrangement; or

•	authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Notwithstanding the foregoing, nothing contained in the Merger Agreement will give Parent or Purchaser, directly or indirectly, the right to control or direct the operations of Ikanos or its subsidiaries prior to the Acceptance Time. Prior to the Acceptance Time, Ikanos will exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision over its and its subsidiaries’ respective businesses, assets and operations.

No Solicitation; Other Offers

During the period prior to the closing of the Merger, Ikanos will not, and will cause each of its subsidiaries and its and their representatives not to, directly or indirectly:

•	continue any solicitation, encouragement, discussions, activities or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal (as defined below);

•	solicit, initiate, or knowingly induce, facilitate, or encourage (including by way of furnishing non-public information or granting a waiver under Section 203 of the DGCL) any inquiries or indications of interest regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

•	engage in, continue, or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with, in response to, or for the purpose of soliciting, encouraging or facilitating an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

•	adopt, approve, recommend, submit to stockholders, or declare advisable any Acquisition Proposal;

•	enter into any binding or nonbinding letter of intent, term sheet, merger agreement, acquisition agreement, agreement in principle, or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (other than an confidentiality agreement entered into in accordance with certain restrictions described in the Merger Agreement);

•	unless failure to take such action would constitute a breach of the fiduciary duties of the Ikanos Board to Ikanos stockholders under applicable laws, release or permit the release of any person from, or waive or permit the waiver of any provision of, or fail to enforce or cause to be enforced, any confidentiality, standstill or similar agreement to which Ikanos and any of its subsidiaries is a party; or

•	resolve, publicly propose, or agree to do any of the foregoing.

If at any time prior to the Acceptance Time, Ikanos or any of its subsidiaries or any of its or their representatives receives an unsolicited bona fide written Acquisition Proposal from any person or group of persons, which Acquisition Proposal was made or renewed on or after August 5, 2015 (and has not been withdrawn) and did not result from any breach of the Merger Agreement provisions described above, the Ikanos Board determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer (as defined below) and that failure to take such action would constitute a breach of the fiduciary duties of the Ikanos Board to Ikanos stockholders under applicable laws and at least 24 hours prior to furnishing any such information to, or entering into discussions with, such person, Parent receives written notice from Ikanos of the identity of such person and of Ikanos’s intention to furnish information to, or enter into discussions with, such person, then Ikanos and its representatives may:

•	furnish, pursuant to (but only pursuant to) an acceptable confidentiality agreement, information (including non-public information) with respect to Ikanos and its subsidiaries to the person or group of persons who has made such Acquisition Proposal; so long as Ikanos will concurrently provide to Parent any non-public information concerning Ikanos or any of its subsidiaries that is provided to any person given such access which was not previously made available to Parent or its representatives; and

•	engage in or otherwise participate in discussions or negotiations (and waive such person’s noncompliance with provisions of any “standstill” agreement to the extent (but only to the extent) necessary to permit such discussions) with the person or group of persons making such Acquisition Proposal.

Under the terms of the Merger Agreement, Ikanos is required to (i) immediately (and in any event within 24 hours) notify Parent orally and in writing of any Acquisition Proposal, any inquiries, indications of interest, proposals, offers or requests with respect to or that could reasonably be expected to lead to an Acquisition Proposal (including any request for non-public information related to Ikanos or its subsidiaries) are received by Ikanos or any of its subsidiaries or any of its representatives, (ii) provide to Parent the identity of the person making or submitting such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request, and a copy of any written materials related thereto (of, if oral, a summary of the material terms and conditions of any such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request), (iii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any such inquiry, indication of interest, proposal, offer, request or Acquisition Proposal on a prompt (and in any event within 24 hours) basis, including by providing prompt (and in any event within 24 hours) notice of all material amendments or modifications thereto and all written materials subsequently provided in connection therewith and (iv) upon the request of Parent, promptly (and in any event within 24 hours) inform Parent of the status of such Acquisition Proposal. Ikanos agrees that it and its subsidiaries will not enter into any confidentiality agreement with any person subsequent to August 5, 2015 that prohibits Ikanos from providing any information to Parent in accordance with the Merger Agreement or otherwise prohibit Ikanos from complying with its obligations described in this paragraph.

Under the Merger Agreement Ikanos agreed that neither the Ikanos Board nor any committee thereof will (each of the following, an “Adverse Recommendation”):

•	withhold, withdraw, qualify, or modify in a manner adverse to Parent or Purchaser, or resolve to or publicly propose or announce any intention to withhold, withdraw, qualify, or modify in a manner adverse to Parent or Purchaser, the recommendation that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Recommendation”);

•	remove its Recommendation from or fail to include its Recommendation in the Ikanos Schedule 14D-9 in connection with the Offer;

•	approve, endorse, recommend, or declare advisable, or publicly propose to approve, recommend, or declare advisable, any Acquisition Proposal;

•	fail to include its Recommendation in (or remove its Recommendation from) the Ikanos Schedule 14D-9 in connection with the Offer; or

•	adopt, approve, recommend, submit to stockholders, or declare advisable, or propose to adopt, approve, recommend, submit to stockholders, or declare advisable, or allow Ikanos or its subsidiaries to execute or enter into any letter of intent (whether or not binding), term sheet, merger agreement, acquisition agreement, option agreement, agreement in principle, or similar agreement constituting or related to, or that is intended to or would reasonably be likely to lead to, any Acquisition Proposal, or requiring, or reasonably likely to cause, Ikanos to abandon, terminate, delay or fail to consummate, or that would otherwise be reasonably likely to materially impede, interfere with or be inconsistent with, the Offer and the Merger (other than an acceptable confidentiality agreement) (any such contract, an “Alternative Acquisition Agreement”).

If at any time prior to the Acceptance Time Ikanos has received a bona fide written Acquisition Proposal that was not received due to a breach of the no-solicitation obligations of the Merger Agreement from any person that has not been withdrawn, and after consultation with outside legal counsel and financial advisors, the Ikanos Board determines in good faith that such Acquisition Proposal is a Superior Offer, the Ikanos Board may make an Adverse Recommendation, or Ikanos may terminate the Merger Agreement to enter into agreement with respect to such Superior Offer and pay the Termination Fee (as defined below), in each case if and only if:

•	the Ikanos Board has determined in good faith, after consultation with Ikanos’s outside legal counsel, that the failure to take such action would constitute a breach of the fiduciary duties of the Ikanos Board to the Ikanos stockholders under applicable laws;

•	Ikanos has given Parent prior written notice of its intention to consider making an Adverse Recommendation or terminate the Merger Agreement in connection with a Superior Offer at least four business days prior to making any such change in recommendation or termination (a “Determination Notice”); and

•	(1) Ikanos has made available to Parent the identity of the offeror, a summary of the material terms and conditions of the Acquisition Proposal and copies of all written materials related thereto, (2) Ikanos has given Parent four business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make other proposals and will have negotiated in good faith with Parent (and caused its representatives to negotiate with Parent) with respect to such proposed revisions or other proposal, if any, (3) after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel and its independent financial advisors, the Ikanos Board has determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to change its recommendation or terminate the Merger Agreement in connection with the Superior Offer will constitute a breach of the fiduciary duties of the Ikanos Board to the Ikanos stockholders under applicable laws and (4) if Ikanos decides to terminate the Merger Agreement to enter into a new agreement in relation to the Superior Offer, Ikanos has complied with the terms of the Merger Agreement regarding the payment of a Termination Fee; or

In addition, the Ikanos Board may make an Adverse Recommendation if (A) the decision to make such a change in recommendation is not in connection with an Acquisition Proposal; (B) an Intervening Event (as defined below) has occurred; (C) the Ikanos Board determines in good faith, after consultation with Ikanos’s outside legal counsel, that the failure to do so would constitute a breach of the fiduciary duties of the Ikanos Board to Ikanos’s stockholders; (D) Ikanos has given Parent a Determination Notice at least four business day prior to making any such change in recommendation; and (E) (1) Ikanos has specified in reasonable detail the Intervening Event and the reasons for the change in recommendation, (2) Ikanos has given Parent four business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make other proposals and will have negotiated in good faith with Parent (and caused its representatives to negotiate with Parent) with respect to such proposed revisions or other proposal, if any, so that such Intervening Event would no longer necessitate a change in recommendation and (3) after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel and its independent financial advisors, the Ikanos Board has determined, in good faith, that the failure to make the Ikanos change in recommendation in response to such Intervening Event would constitute a breach of its fiduciary duties to the Ikanos stockholders under applicable laws.

Pursuant to the Merger Agreement:

•	“Acquisition Proposal” means any inquiry of or communication to Ikanos or any offer or proposal, or indication of interest in making an offer or proposal (other than an offer, proposal or indication of interest in making an offer or proposal by Parent or Purchaser), in each case, relating to any Acquisition Transaction (as defined immediately below).

•	“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving: (i) any acquisition or purchase from Ikanos or any of its subsidiaries by any person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a 15% interest in the total outstanding voting securities of Ikanos or any of its subsidiaries, (ii) any tender offer (including self-tender) or exchange offer that if consummated would result in any person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning 15% or more of the total outstanding voting securities of Ikanos or any of its subsidiaries, (iii) any merger, consolidation, business combination, share exchange, issuance of securities, acquisition of securities, reorganization, recapitalization or other similar transaction involving Ikanos or any of its subsidiaries which constitutes 15% or more of the net revenues, net income or assets of Ikanos, (iv) any sale, lease, exchange, transfer, license or disposition (in each case, other than in the ordinary course of business) of more than 15% of the assets of Ikanos and any of its subsidiaries, taken as a whole (measured by the lesser of book or fair market value thereof), or (v) any combination of the foregoing.

•	“Superior Offer” means any unsolicited bona fide written Acquisition Proposal involving an Acquisition Transaction (not resulting from a breach of the provisions in the Merger Agreement relating to no-solicitation or permitted changes in recommendation) that is not subject to any financing contingency, that, if consummated, would result in a person or “group” (as defined in or under Section 13(d) of the Exchange Act) owning more than 50% of the outstanding voting securities of Ikanos or more than 50% of the assets of Ikanos and its subsidiaries, taken as a whole, which Ikanos has determined in good faith (after consultation with its independent financial advisor of nationally recognized reputation and its outside legal counsel) (i) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of financing and certainty of closing) of the proposal, the person making the proposal and other aspects of the Acquisition Proposal that the Ikanos Board deems relevant and (ii) if consummated, would be more financially favorable to the holders of Shares (in their capacity as such) and other stakeholders of Ikanos than the transactions contemplated by the Merger Agreement.

•	“Intervening Event” means any material event or development or material change in circumstances with respect to Ikanos occurring or arising after August 5, 2015 that (a) was neither known to any of the members of the Ikanos Board nor reasonably foreseeable to any of the members of the Ikanos Board as of or prior to the date of the Merger Agreement nor known by the chief executive officer, chief financial officer or chief technology officer of Ikanos nor reasonably foreseeable by the chief executive officer, chief financial officer or chief technology officer of Ikanos and (b) does not relate to (i) any Acquisition Proposal, (ii) any events, changes or circumstances relating to Parent, Purchaser or any of their affiliates, (iii) clearance of the Merger under any antitrust laws, (iv) the fact, in and of itself, that Ikanos meets or exceeds any internal or analysts’ expectations or projections for the results of operations for any period before August 5, 2015 (but not the underlying development or change), (v) any events, changes or circumstances relating to the launch of any product that is in development by Ikanos or its affiliates or (vi) any changes in the market price or trading volume of the Shares (but not the underlying development or change).

Filings, Consents and Approvals

Parent, Purchaser, and Ikanos agreed to use their respective commercially reasonable efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper, or advisable to consummate and make effective the Offer and the Merger as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals, and expirations or terminations of waiting periods, from governmental entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action by, any governmental entity in connection with any antitrust law, (ii) the obtaining of all necessary consents, authorizations, approvals, or waivers from third parties and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement. Under the terms of the Merger Agreement, Parent (nor any of its subsidiaries or affiliates) is not required to, and, without the prior written consent of Parent (which consent may be withheld in its sole discretion), Ikanos will not and will not permit any of its subsidiaries or affiliates to, propose or agree to accept any undertaking or condition, to sell, divest or otherwise dispose of, hold separate, enter into any license or similar agreement with respect to, restrict the ownership or operation of, or agree to sell, divest or otherwise dispose of, hold separate, enter into any license or similar agreement with respect to, or restrict the ownership or operation of any assets or businesses of Ikanos or of Parent or any of its affiliates or subsidiaries, or take any other action that, in the sole judgment of Purchaser and Parent, could be expected to limit the right of Purchaser or Parent to own or operate all or any portion of its or Ikanos’s businesses, products or assets.

Subject to the terms and conditions of Merger Agreement, each of the parties will (i) promptly make all filings, notifications or obtain other consents required to be made or obtained by such party under antitrust laws in Taiwan and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings or notifications or other consents required to be made with, or obtained from, any other governmental entities in transactions contemplated by the Merger Agreement.

Each party to the Merger Agreement will give the other parties prompt notice of any pending or threatened request, inquiry, or action brought by a governmental entity, or brought by a third party before any governmental entity, in each case in connection with transactions contemplated by the Merger Agreement under any antitrust laws (an “Antitrust Investigation”). In connection with any such Antitrust Investigation, and subject to applicable laws relating to the exchange of information and appropriate agreements to limit disclosure to outside counsel and consultants retained by such counsel and to preserve the attorney-client or other legal privileges, each party to the Merger Agreement will use its commercially reasonable efforts to (i) keep the other parties informed as to the status of any such request, inquiry, or action, (ii) promptly inform the other parties of any communication to or from any governmental entity in connection with any such request, inquiry, or action (and if in writing, furnish the other party with a copy of such communication), (iii) to the extent reasonably practicable, consult in advance and cooperate with the other parties and consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted to any such governmental entity and (iv) except as may be prohibited by any governmental entity or by any laws, provide advance notice of and permit authorized representatives of the other party to be present at each meeting or conference with any governmental entity.

Ikanos is obligated to promptly furnish to Parent all information required or requested to be included in any application or other filing to be made pursuant to the rules and regulations of any governmental entity in connection with the applications or other filings to be made under the applicable antitrust laws. Each party to the Merger Agreement will bear its own costs in connection with making filings, notifications or obtaining consents. Parent and Ikanos will have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Parent or Ikanos, as the case may be, and any of their respective subsidiaries that appear in any filing made with, or written materials submitted to, any third party and/or any governmental entity in connection with the transactions contemplated by the Merger Agreement or filings to be made under applicable antitrust laws, and will consider comments reasonably proposed by Parent or Ikanos, as the case may be; provided, however, that with respect to any documents or materials required to be filed under applicable antitrust laws that contain information that is confidential or proprietary to the providing party, such information may be provided solely to those individuals acting as outside antitrust counsel for the other parties to the Merger Agreement; provided, further, that such counsel will not disclose such information to such other parties and will enter into a joint defense agreement in customary form with outside counsel for the providing party, if requested.

Without receiving Purchaser’s prior written consent, which Purchaser may withhold in its sole discretion, Ikanos will not (i) discuss with or commit to or agree with any governmental entity any action or agreement that would in any way limit Purchaser’s ability to receive the full benefits of the Merger Agreement, including but not limited to any agreement that would restrict Purchaser’s freedom of action with respect to the operation or ownership of Ikanos, or (ii) commit to or agree with any governmental entity to stay, toll or extend any applicable waiting period under applicable antitrust laws.

Indemnification and Insurance

Pursuant to the Merger Agreement, all rights to indemnification by Ikanos existing in favor of its directors and officers as of August 5, 2015 (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws of Ikanos and as provided in the indemnification agreements between Ikanos and any such director and officer will survive the Merger for a period of six years from the Effective Time.

At or prior to the Effective Time, Ikanos may (through a nationally recognized insurance broker approved by Parent), and if Ikanos does not, the Surviving Corporation will purchase a six-year prepaid “tail” policy on terms and conditions with respect to coverage, deductibles and amounts no less favorable in the aggregate than the existing policy of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Ikanos with respect to acts and omissions occurring prior to the Effective Time but in no event will the cost of such “tail” policy exceed an aggregate amount in excess of 250% of the annual premium currently payable by Ikanos with respect to such current policy, and if the total premiums payable for such insurance coverage exceeds such amount, Ikanos or the Surviving Corporation, as applicable, will obtain a policy with the greatest coverage available for a cost equal to such amount.

In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent will ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, will assume the indemnification and insurance obligations.

Ikanos Equity Awards; Ikanos ESPP

Prior to the Acceptance Time, Ikanos will take all actions (including obtaining any necessary determinations and/or resolutions of the Ikanos Board or a committee thereof) that may be necessary (under the Ikanos Equity Plans and award agreements pursuant to which Ikanos Equity Awards are outstanding or otherwise) to (i) cause the treatment (as applicable) of each Ikanos Option, Ikanos SAR and Ikanos RSU then outstanding and (ii) terminate each Ikanos Equity Plan (except as otherwise agreed by Parent and a holder thereof) effective as of and contingent upon the Effective Time. Ikanos will also take all actions with respect to the Ikanos ESPP such that the current offerings in progress as of the date of the Merger Agreement will be the final offerings under the Ikanos ESPP.

Termination of Ikanos 401(k) Plan

Ikanos will take all necessary actions to terminate the Ikanos 401(k) plan, with such termination effective as of no later than the date immediately preceding the Closing Date. Ikanos will provide Purchaser with a copy of any resolutions or other corporate action (the form and substance of which will be subject to review and approval by Parent) evidencing that Ikanos 401(k) plan will be terminated effective as of no later than the date immediately preceding the Closing Date, contingent upon the Effective Time, and will adopt any necessary amendments to Ikanos 401(k) plan to effect such termination. Prior to and conditioned upon termination of Ikanos 401(k) plan, Ikanos will take any action necessary to fully vest any and all unvested amounts of the accounts of all participants in Ikanos 401(k) plan that are impacted by such termination.

Termination of Ikanos Plans

Ikanos will, in addition to the Ikanos Equity Plans and the Ikanos ESPP, terminate any and all employee plans maintained by Ikanos and its subsidiaries or any of their Employee Retirement Income Security Act of 1974 (“ERISA”) affiliates. Ikanos will provide Purchaser evidence that such plans have been terminated pursuant to resolutions of the Ikanos Board or the board of directors of its Subsidiaries, as applicable (the form and substance of which resolutions will be subject to review and approval of Parent).

Employees

Ikanos will use commercially reasonable efforts to ensure that certain employees designated by Parent enter into employment agreements with Parent or one of Parent’s subsidiaries to be effective as of Closing Date. Following the Effective Time, Parent will offer, or cause the applicable subsidiary to offer, such employees who remain employed by the Surviving Corporation after the Closing with reasonably comparable compensation (excluding any equity-based compensation) and benefits in the aggregate as those provided immediately prior to the Closing or those provided to similarly situated employees of Parent or its subsidiaries, as applicable.

Other Covenants

The Merger Agreement contains other customary covenants, including covenants relating to public announcements, notification of certain events, matters with respect to Section 16 of the Exchange Act and the rules and regulations thereunder, the consent of stockholders, confidentiality, securityholder litigation, tax matters, stock exchange delisting and deregistration, and eliminating the effect of any takeover law.

Conditions to the Offer

See Section 15 — “Conditions of the Offer.”

Conditions to the Merger

The obligations of each party to consummate the Merger are subject to the satisfaction or waiver of the following conditions:

•	There will not have been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction, or other order preventing the consummation of the Merger, nor will any law or order promulgated, entered, enforced, enacted, issued, or deemed applicable to the Merger by any governmental entity which directly or indirectly prohibits, or makes illegal the consummation of the Merger; and

•	Purchaser will have previously accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer.

Termination

The Merger Agreement may be terminated, and the transactions contemplated by the Merger Agreement may be abandoned, at any time prior to the Offer Closing:

•	By mutual written consent of Parent and Ikanos at any time prior to the Acceptance Time.

•	By either Parent or Ikanos if:

•	the Offer will have expired without the acceptance for payment of Shares pursuant to the Offer; provided, however, that (i) Parent will be permitted to terminate if one or more of the Offer Conditions have not been satisfied as of the date of such termination and (ii) a party to the Merger Agreement will not be permitted to terminate the Merger Agreement if a breach by such party of the Merger Agreement will have proximately caused the failure of the acceptance for payment of Shares pursuant to the Offer (as “Expiration Termination”);

•	a court of competent jurisdiction or other governmental entity will have issued an order, decree, or ruling, or will have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the transactions contemplated by the Merger Agreement or making consummation of the Offer or the Merger illegal, which order, decree, ruling, or other action will be final and nonappealable; or

•	the Acceptance Time will not have occurred on or prior to the close of business on February 5, 2016; provided, however, that a party to the Merger Agreement will not be permitted to terminate the Merger Agreement if a breach by it of any provision of the Merger Agreement will have proximately caused the failure of the Acceptance Time to have so occurred, unless such breach is unintentional and incapable of being cured by the breaching party by the date that is 45 business days after the End Date following the use of commercially reasonable efforts by the breaching Party (an “End Date Termination”).

•	By Parent if, prior to the Acceptance Time:

•

(i) the Ikanos Board or any committee thereof has made an Adverse Recommendation, (ii) Ikanos, the Ikanos Board or any committee thereof has adopted, approved, recommended, submitted to stockholders, declared advisable, executed, or entered into (or resolved, determined or proposed to adopt, approve, recommend, submit to stockholders, declare advisable, execute, or enter into) any Alternative Acquisition Agreement (other than an acceptable confidentiality agreement), (iii) the Ikanos Board has failed to publicly reaffirm the Ikanos Board Recommendation (A) within six business days after Parent so requests in writing, or, if earlier, two business days prior to the Expiration Date, provided that, unless an Acquisition Proposal will have been publicly disclosed, Parent may only make such request once every 30 days; (B) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than by Parent and its affiliates), fails to reaffirm the Ikanos Board Recommendation and recommend, in a Solicitation/

Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within five business days of the commencement of such tender offer or exchange offer, or, if earlier, two business days prior to the Expiration Date; or (C) within five business days after receipt of a written request by Parent to provide such reaffirmation following public disclosure of an Acquisition Proposal other than a commenced tender offer or commenced exchange offer, or (iv) Ikanos or any of its subsidiaries will have materially breached any of its obligations under the non-solicit covenant of the Merger Agreement (as described above) (a “Triggering Event Termination”); or

•	a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Ikanos will have occurred such that an Offer Condition would not be satisfied and cannot be cured by Ikanos by the End Date, or if capable of being cured, will not have been cured within 15 days of the date Parent gives Ikanos notice of such breach or failure to perform or, if earlier, the End Date (a “Representation/Covenant Termination”).

•	By Ikanos, prior to the Acceptance Time, if:

•	in order to accept a Superior Offer and, substantially concurrent with such termination, to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”), if (i) Ikanos has complied in all material respects with the requirements of the Merger Agreement with respect to no-solicitation and permitted changes in recommendation, (ii) the Ikanos Board will have authorized Ikanos to enter into such Specified Agreement and (iii) substantially concurrent with such termination, Ikanos pays the Termination Fee (a “Superior Offer Termination”); or

•	a breach in any material respect of any representation or warranty contained in the Merger Agreement or failure to perform in any material respect any covenant or obligation in the Merger Agreement on the part of Parent or Purchaser will have occurred, in each case if such breach or failure has had or would reasonably be expected to prevent Parent or Purchaser from consummating the transactions contemplated by the Merger Agreement and such breach or failure cannot be satisfied and cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured, will not have been cured within five days of the date Ikanos gives Parent notice of such breach or failure to perform, or, if earlier, the End Date.

Effect of Termination

In the event of the termination of the Merger Agreement, written notice will be given to the other party to the Merger Agreement or parties, specifying the provision of the Merger Agreement pursuant to which such termination is made, and the Merger Agreement will be of no further force or effect and there will be no liability on the part of Parent, Purchaser or Ikanos or their respective representatives, stockholders and affiliates following any such termination; provided, however, that (a) certain customary sections of the Merger Agreement will survive the termination and will remain in full force and effect, (b) the Confidentiality Agreement (as defined below) will survive the termination of the Merger Agreement and will remain in full force and effect in accordance with its terms and (c) the termination of the Merger Agreement will not relieve any party to the merger agreement from any liability for common law fraud or any material breach of the Merger Agreement prior to the date of termination.

Termination Fees

A termination fee of $1,750,000 (the “Termination Fee”) will be payable by Ikanos if the Merger Agreement is terminated under one of the following circumstances:

(i) a Superior Offer Termination;

(ii) a Triggering Event Termination; or

(iii) (x)(a) an Expiration Termination, (b) an End Date Termination, or (c) a Representation/Covenant Termination; (y) any person has publicly disclosed an Acquisition Proposal or otherwise communicated an Acquisition Proposal to the Ikanos Board prior to such termination (unless withdrawn prior to such termination and, in the case of a publicly disclosed Acquisition Proposal, publicly withdrawn at least five business days prior to (1) the latest Expiration Date (in the case of an Expiration Termination), (2) the End Date (in the case of an End Date Termination); or (3) such termination (in the case of a Representation/Covenant Termination)); and (z) within 12 months of such termination (A) Ikanos will have entered into a definitive agreement with respect to any Acquisition Proposal, recommended any Acquisition Proposal to its stockholders, or consummated any Acquisition Proposal (provided that for purposes of this clause (z) the references to “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%”);

Specific Performance

Each of Parent, Purchaser, and Ikanos are entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions therein in the Chancery Court of the State of Delaware and any state appellate court therefrom without proof of damages or otherwise. Under the Merger Agreement, each of the parties agreed that they will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Fees and Expenses

Except as provided in this Section 11 — “The Transaction Documents — Summary of the Merger Agreement — Termination Fees,” and all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer, the Merger, or any of the other transactions contemplated by the Merger Agreement are consummated.

Governing Law

The Merger Agreement is governed by Delaware law.

Certain Other Agreements

Tender and Support Agreement

The following is a summary of the material provisions of the Tender and Support Agreement (as defined below) and is qualified in its entirety by reference to the form of Tender and Support Agreement, a copy of which is filed as Exhibit (d)(2) of the Schedule TO and is incorporated herein by reference. For a complete understanding of the Tender and Support Agreement, you are encouraged to read the full text of the form of Tender and Support Agreement.

Concurrently with entering into the Merger Agreement, Tallwood III, L.P., Tallwood III Partners, L.P., Tallwood III Associates, L.P., Tallwood III Annex, L.P., Tallwood Partners L.L.C., Alcatel-Lucent Participations and the directors and named executive officers of Ikanos, which consist of Diosdado P. Banatao, Jason W. Cohenour, Danial Faizullabhoy, Frederick M. Lax, George Pavlov, James Smaha, Omid Tahernia, Dennis Bencala and Debajyoti Pal, (each, a “Supporting Stockholder,” and together, the “Supporting Stockholders”) entered into a Tender and Support Agreement with Purchaser and Parent, pursuant to which each such Supporting Stockholder agreed, among other things, to tender his, her or its Shares pursuant to the Offer. Excluding Shares underlying Ikanos Options, Ikanos RSUs and Ikanos Warrants, as of August 5, 2015, the Supporting Stockholders collectively beneficially owned, in the aggregate, 10,022,404 Shares (or approximately

58.2% of all Shares outstanding as of August 5, 2015). Including Shares which may be issued under Ikanos Options, Ikanos RSUs and Ikanos Warrants which are exercisable for or may become vested and settled for Shares, or for which restrictions may lapse, as applicable, within 60 days of August 5, 2015, the Tender and Support Stockholders collectively beneficially owned, in the aggregate, 10,692,858 Shares as of August 5, 2015 (or approximately 62% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Tender and Support Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of August 5, 2015).

The Tender and Support Agreement provides that, no later than seven business days after the commencement of the Offer and the documents related to the Offer being made publicly available on the EDGAR database of the SEC, each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreement or that such Supporting Stockholder acquires after such date unless the Tender and Support Agreement has been terminated. The Tender and Support Agreement will terminate upon termination of the Merger Agreement and certain other specified events. Upon the occurrence of the Ikanos Board changing their recommendation that the stockholders of Ikanos support the offer as a result of a permitted change in recommendation for an Intervening Event (not in connection with an alternative acquisition proposal), each Supporting Stockholder will be permitted to withdraw the excess of the aggregate number of Shares owned by the Supporting Stockholders as of the date of August 5, 2015 and any additional Shares acquired by the Supporting Stockholders after the entry into such agreement (the “Subject Securities”) that is equal to each Supporting Stockholder’s pro rata portion (as measured against the aggregate Subject Securities held by each of the Supporting Stockholders) of the sum of (i) 30% of the total number of Shares outstanding, on a fully diluted basis (the “30% Shares”) plus (ii) such additional number of Subject Securities (rounded down to the nearest whole Share) held by all of the Supporting Stockholders that is equal to product of (x) the total number of Subject Securities held by all Supporting Stockholders less the 30% Shares, multiplied by (y) the percentage, rounded to two decimal places, of the total number of outstanding Shares that have been tendered and not withdrawn prior to the expiration of the Offer by all holders of the Shares (other than the Supporting Stockholders).

Confidentiality Agreement

The following is a description of the Confidentiality Agreement (as defined below) and is qualified in its entirety by reference to such Confidentiality Agreement, a copy of which is filed as Exhibit (d)(3) of the Schedule TO and is incorporated herein by reference. For a complete understanding of the Confidentiality Agreement, you are encouraged to read the full text of the Confidentiality Agreement.

On February 23, 2015, QUALCOMM Incorporated and Ikanos entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with QUALCOMM Incorporated’s consideration of a possible transaction with or involving Ikanos. Under the Confidentiality Agreement, QUALCOMM Incorporated agreed, subject to certain exceptions, to keep confidential certain non-public information relating to Ikanos for a period of two years. The Confidentiality Agreement contains a non-solicitation provision prohibiting each party from, either directly or indirectly, soliciting for employment or otherwise contracting for the services of any employee of the other party for a period of 12 months from the date of the Confidentiality Agreement, subject to certain exceptions.

Exclusivity Agreement

The following is a description of the Exclusivity Agreement (as defined below) and is qualified in its entirety by reference to such Exclusivity Agreement, a copy of which is filed as Exhibit (d)(4) of the Schedule TO and is incorporated herein by reference. For a complete understanding of the Exclusivity Agreement, you are encouraged to read the full text of the Exclusivity Agreement.

On June 22, 2015, Qualcomm Technologies, Inc., a wholly-owned subsidiary of QUALCOMM Incorporated and the parent company of Parent (“QTI”), and Ikanos entered into an Exclusivity Agreement (the “Exclusivity Agreement”). Under the terms of the Exclusivity Agreement, Ikanos agreed that, until the date that was the earliest to occur of (i) July 22, 2015 or (ii) the date that QTI advised Ikanos in writing that QTI was terminating discussions or negotiations relating to the transaction, Ikanos would not, directly or indirectly, take any action to solicit, initiate, seek, or knowingly encourage any inquiry, proposal, or offer from, furnish any information to, or participate in any discussions or negotiations with, any corporation, partnership, person or other entity or group (other than discussions with QTI) regarding certain alternative transactions. Ikanos agreed that any such negotiations in progress related to an alternative transaction would be terminated or suspended during such period. Ikanos agreed not to accept or enter into an agreement concerning any alternative transaction with any party other than QTI (or a direct or indirect subsidiary of QTI) prior to the expiration of such exclusivity period.

12.	Purpose of the Offer and Plans for Ikanos

Purpose of the Offer

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Ikanos while allowing Ikanos’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares pursuant to the Offer. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, Parent, we, and Ikanos have agreed to take all necessary and appropriate action to cause the Merger to become effective following the Offer Acceptance Time without a meeting of the stockholders of Ikanos in accordance with Section 251(h) of the DGCL, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement.

Holders of Shares who tender their Shares pursuant to the Offer will cease to have any equity interest in Ikanos and will no longer participate in the possible future growth of Ikanos. If the Merger is consummated, the current holders of Shares will no longer have an equity interest in Ikanos and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Delaware law.

Plans for Ikanos

Except as otherwise disclosed in this Offer to Purchase, we do not have any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets, involving Ikanos or any of its subsidiaries, any material changes in Ikanos’s present dividend policy, indebtedness, capitalization, or corporate structure. We will continue to evaluate and review Ikanos and its business, assets, corporate structure, capitalization, operations, properties, policies, management, and personnel with a view towards determining how to optimally realize any potential benefits which arise from the relationship of the operations of Ikanos with those of other business units of QUALCOMM Incorporated. Such evaluation and review is ongoing and is not expected to be completed until after the consummation of the Offer and the Merger. We intend to work with Ikanos’s management as part of a comprehensive review of Ikanos’s business, operations, capitalization, management, and personnel with a view to optimizing development of Ikanos’s potential.

13.	Certain Other Effects

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and Ikanos will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Possible Effects of the Offer on the Market for the Shares

If the Offer is consummated but the Merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive the same amount per Share as they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier.

NASDAQ Listing

If the Shares remain listed on the NASDAQ when the Offer is completed, then depending upon the number of Shares purchased pursuant to the Offer, the Shares may not meet the standards for continued listing on the NASDAQ. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares do not meet these criteria, the listing of Shares on the NASDAQ would be discontinued, and the market for the Shares could be adversely affected. In the event the Shares were no longer listed on the NASDAQ, price quotations for the Shares might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act

The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of Ikanos to the SEC if (i) the Shares are not listed on a national securities exchange, (ii) the Shares are not held by 300 or more holders of record and (iii) Ikanos is not otherwise required to furnish or file reports under the Exchange Act. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of Ikanos subject to registration, would substantially reduce the information required to be furnished by Ikanos to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to Ikanos. Furthermore, “affiliates” of Ikanos and persons holding “restricted securities” of Ikanos may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or reporting on the NASDAQ. If the purchase of the Shares pursuant to the Offer results in the Shares becoming eligible for deregistration under the Exchange Act, it would be our intention to cause Ikanos to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on the NASDAQ will be terminated following the completion of the Merger.

Margin Regulations

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other matters, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

14.	Dividends and Distributions

As discussed in Section 11 — “The Transaction Documents — Summary of the Merger Agreement — Operating Covenants,” the Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, Ikanos, without the prior consent of Parent will not declare, set aside for payment, or pay any dividend on, or make any other distribution in respect of, any of its capital stock.

15.	Conditions of the Offer

The following is a summary of the conditions of the Offer set forth in the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer, and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that we make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser and Parent.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

This summary of the conditions to the Offer has been included in this Offer to Purchase to provide you with information regarding the terms of the Offer and is not intended to modify or supplement any factual disclosures about Ikanos, Purchaser or Parent (or any of their respective subsidiaries or affiliates) in public reports filed with the SEC. In particular, the Merger Agreement and this summary of conditions to the Offer are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Ikanos, Purchaser or Parent (or any of their respective subsidiaries or affiliates).

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses “(a)” through “(j)” below. Notwithstanding any other provisions of the Offer, Purchaser will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and may terminate the Offer: (i) upon termination of the Merger Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer) or amend the Offer, if (A) the Minimum Condition will not be satisfied by 12:01 a.m., Eastern Time on the Expiration Date of the Offer or (B) any of the additional conditions set forth in clauses “(b)” through “(h)” below will not be satisfied or waived in writing by Parent:

(a) there will have been validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Date) and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Purchaser, represent one Share more than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer and (y) the aggregate number of Shares issuable upon conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares or other rights to acquire or to be issued Shares (including all then outstanding Ikanos Options, Ikanos RSUs and Ikanos Warrants) from which Ikanos has received notices of conversion, settlement or exercise prior to the Expiration Date or which automatically convert, settle or exercise prior to the Acceptance Time (and as to which Shares have not yet been issued);

(b) (i) certain representations and warranties of Ikanos regarding capitalization, authority, takeover statutes, brokers, the opinion of Ikanos’s financial advisor) and voting requirements will have been accurate in all respects as of the date of the Merger Agreement and remain accurate in all respects at the Acceptance Time, except (other than a result of a willful breach by Ikanos) where the failure to be so accurate in all respects would not result in additional cost, expense or liability to Ikanos, Parent, and their affiliates, individually or in the aggregate that is more than $250,000 (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties of the Merger Agreement will be disregarded, (B) any update of or modification to the Merger Agreement disclosure schedules made or purported to have been made after August 5, 2015 will be disregarded, and (C) the accuracy of those representations or warranties that address matters only as of a specific date will be measured only as of such date); (ii) certain other representations and warranties related to capitalization of the Merger Agreement will have been accurate in all material respects as of August 5, 2015, and will be accurate in all material respects at the Acceptance Time as if made on and as of such time (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties will be disregarded, (B) any update of or modification to the Merger Agreement disclosure schedule made or purported to have been made after August 5, 2015 will be disregarded, and (C) the accuracy of those representations or warranties that address matters only as of a specific date will be measured only as of such date); and (iii) all other the representations and warranties of Ikanos set forth in Merger Agreement will have been accurate in all respects as of August 5, 2015, and will be accurate in all respects at the Acceptance Time as if made on and as of such time, except where the failure of such representations and warranties to be so accurate would not have a “Material Adverse Effect” (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties will be disregarded, (B) any update of or modification to the Merger Agreement disclosure schedule made or purported to have been made after August 5, 2015 will be disregarded, and (C) the accuracy of those representations or warranties that address matters only as of a specific date will be measured only as of such date);

(c) Ikanos will have complied with or performed in all material respects all of the covenants and agreements in the Merger Agreement that Ikanos is required to comply with or perform at or prior to the Acceptance Time;

(d) since August 5, 2015, there will not have been any “Material Adverse Effect;”

(e) any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under any foreign antitrust laws will have been obtained, will have been received and will remain in force, or will have terminated or expired, as the case may be;

(f) Parent and Purchaser will have received a certificate executed on behalf of Ikanos by Ikanos’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses “(b),” “(c)” and “(d)” above have been duly satisfied;

(g) there will not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer nor will any action have been taken, or any law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental entity which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger;

(h) there will not be pending or threatened in writing any action commenced by any governmental entity against Parent, Purchaser or Ikanos or any of their respective affiliates in connection with the Offer, (i) that could lead to making illegal, restraining or prohibiting the consummation of any of the Transactions, (ii) that could lead to prohibiting or imposing limitations on the ability of Parent or Purchaser, or otherwise rendering Parent or Purchaser unable, to pay for or acquire any or all of the Shares pursuant to the Offer, or seeking to require divestiture of any or all of the Shares to be acquired pursuant to the Offer and the other transactions contemplated by the Merger Agreement, (iii) that could lead to prohibiting or imposing any limitations on the ownership or operation by Parent, Ikanos, or any of their affiliates of all or any portion of the businesses or assets of Parent, Ikanos, or any of their affiliates as a result of or in connection with the transactions contemplated by the Merger Agreement, or otherwise compelling Parent, Ikanos, or any of their affiliates to divest, hold separate, or enter into any license (whether pursuant to an exclusive or nonexclusive license) or similar agreement with respect to any portion of the business or assets of Parent, Ikanos, or any of their respective affiliates, (iv) that could lead to a requirement that Parent, Ikanos, or any of their affiliates enter into any voting trust arrangement, proxy arrangement or similar agreement or arrangement with respect to any portion of the business or assets of Parent, Ikanos, or any of their respective affiliates, or (v) that could lead to prohibiting or imposing limitations on the ability of Parent or Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares to be acquired pursuant to the transactions contemplated by the Merger Agreement, including the right to vote the Shares on all matters properly presented to the stockholders of Ikanos;

(i) there will not be any law enacted, entered, enforced, or promulgated by any governmental entity that (i) has resulted, or is reasonably likely, individually or in the aggregate, to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of clause (h) above, or (ii) has the effect of making the consummation of the Offer or any of the other transactions contemplated by the Offer illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or any of the other transactions contemplated by the Merger Agreement; and

(j) this Agreement will not have been terminated in accordance with its terms.

Except for the Minimum Condition, each of the conditions above may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals

General

Except as described in this Section 16, based on a review of publicly available filings made by Ikanos with the SEC and other publicly available information concerning Ikanos and information supplied by Ikanos, we are not aware of any governmental license or regulatory permit that appears to be material to the business of Ikanos and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of the Shares (and the indirect acquisition of the stock of Ikanos’s subsidiaries) as contemplated in the Merger Agreement or of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of the Shares by us as contemplated in the Merger Agreement. Should any such approval or other action be required, we and Parent currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. If certain types of adverse actions are taken with respect to the matters discussed below, we could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 15 — “Conditions of the Offer” of this Offer to Purchase for a description of certain conditions to the Offer.

U.S. Antitrust Compliance

Based on the size of the proposed transaction, no filings will be required under the Hart-Scott-Rodino Act of 1976 (the “HSR Act”), and it is not subject to any waiting period under the HSR Act. However, at any time before or after consummation of the transaction, the Antitrust Division of the Department of Justice, the Federal Trade Commission or a state attorney general could take action with respect to the merger under applicable antitrust laws, including seeking to enjoin the consummation of the merger or seeking divestiture of assets of Parent or Ikanos. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if a challenge is made, of the results of such challenge.

Foreign Antitrust Compliance

Both Ikanos and Parent and their respective subsidiaries conduct business in many countries around the world. In connection with the acquisition of the Shares pursuant to the Offer, the laws of Taiwan require the filing of certain information with, and obtaining of the approval of the Taiwan Fair Trade Commission (“TFTC”) or expiration or termination of the relevant waiting period, before completion of the offer. The acquisition of Shares pursuant to the Offer may only be completed under Taiwanese law if the TFTC has made no objection to the proposed acquisition during the required 30-day waiting period (or an extended waiting period up to 90 days if the TFTC deems it necessary) which commences once the TFTC confirms that the notification from Purchaser pursuant to Article 11 of the Fair Trade Act of Taiwan is complete. We and Ikanos expect to submit the required notification to the TFTC shortly.

Further, if any action is taken before completion of the offer by any government or governmental authority, we may not be obligated to accept for payment or pay for any of the tendered Shares. See Section 15—“Conditions of the Offer” for certain conditions to the offer that could become applicable in the event of such an action.

Delaware Law

As a Delaware corporation, Ikanos is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, Ikanos Board has approved the Merger Agreement and the transactions contemplated thereby, and therefore the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

State Takeover Statutes

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Ikanos, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other matters, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

We are not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and have not attempted to comply with any other state takeover laws or regulations. If any government official, Ikanos or third party seeks to apply any state takeover law (other than Section 203 of the DGCL) to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions of the Offer.”

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	prior to the consummation of the Offer, which is the first date on which Purchaser irrevocably accepts for purchase the Shares tendered pursuant to the Offer, deliver to Ikanos a written demand for appraisal of Shares held, which demand must reasonably inform Ikanos of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the provisions in Section 262 of the DGCL for perfecting appraisal rights thereafter.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL is included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including, among others, that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Ikanos will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Ikanos. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we, Parent, and Ikanos will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Ikanos in accordance with Section 251(h) the DGCL.

17.	Fees and Expenses

We have retained D.F. King & Co., Inc. to act as the Information Agent and American Stock Transfer & Trust Company, LLC to act as the Depositary and Paying Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers, commercial banks, trust companies, and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, we will not pay any fees or commissions to any broker, dealer, commercial bank, trust company, or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies, and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of us or Parent not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We and Parent have filed with the SEC a Tender Offer Statement on a Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file additional amendments thereto. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 is being filed with the SEC by Ikanos pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of Ikanos Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional information, and Ikanos may file amendments thereto. Our Schedule TO and the Schedule 14D-9, including their respective exhibits and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549 or may be accessed electronically on the SEC’s website at www.sec.gov. and are available from the Information Agent at the address and telephone number set forth on the back cover of the Offer to Purchase.

King Acquisition Co.

August 19, 2015

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of Parent’s directors and executive officers are set forth below. Unless otherwise indicated, the business address of each of Parent’s directors and executive officers is 5775 Morehouse Drive, San Diego, CA 92121. Directors are identified by an asterisk.

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Steven M. Mollenkopf*	Steven M. Mollenkopf is a director of Parent. Mr. Mollenkopf also serves as Chief Executive Officer and director of QUALCOMM Incorporated and has held various technical and leadership roles with Qualcomm since 1994.	United States

Venkata S. M. Renduchintala*	Venkata S.M. “Murthy” Renduchintala is President and director of Parent. In addition, Dr. Renduchintala serves as Executive Vice President of Qualcomm Technologies, Inc. and Co-President of Qualcomm CDMA Technologies. Dr. Renduchintala has held various technical and leadership roles with Qualcomm since 2004.	United Kingdom

Sanjay Mehta	Sanjay Mehta is Chief Financial Officer of Parent. In addition, Mr. Mehta serves as Chief Financial Officer of Purchaser and Senior Vice President, Finance at Qualcomm Technologies, Inc. Mr. Mehta has held various finance and leadership roles with Qualcomm since 2004.	Canada

Akash Palkhiwala	Akash Palkhiwala is Treasurer of Parent. Mr. Palkhiwala also serves as Treasurer of Purchaser and Senior Vice President and Treasurer of QUALCOMM Incorporated. Mr. Palkhiwala has held various finance and leadership roles with Qualcomm since 2001.	United States

Daniel D. Vrechek	Daniel D. Vrechek is Vice President and Legal Counsel at Parent. Mr. Vrechek also serves as Secretary and Vice President of Purchaser and has held various legal roles with Qualcomm since 1998.	United States

Jonathan Weiser	Jonathan Weiser is Assistant Secretary of Parent. In addition, Mr. Weiser is Senior Vice President and Division Counsel at Qualcomm Technologies, Inc. Mr. Weiser has held various legal roles with Qualcomm since 1994.	United States

SCH-1

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of our directors and executive officers are set forth below. Unless otherwise indicated, the business address of each of our directors and executive officers is 5775 Morehouse Drive, San Diego, CA 92121. Directors are identified by an asterisk.

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Rahul Patel*	Rahul Patel is President of Purchaser, as well as a director. Mr. Patel is Senior Vice President and General Manager, Connectivity of Qualcomm Technologies, Inc. and has been with Qualcomm since May 2015. Prior to that, he held various positions at Broadcom Corporation from 2002-2015, where he most recently served as Senior Vice President and General Manager, Wireless Connectivity.	United States

Sanjay Mehta	Sanjay Mehta is Chief Financial Officer of Purchaser. In addition, Mr. Mehta serves as Chief Financial Officer of Parent and Senior Vice President, Finance at Qualcomm Technologies, Inc. Mr. Mehta has held various finance and leadership roles with Qualcomm since 2004.	Canada

Akash Palkhiwala	Akash Palkhiwala is Treasurer of Purchaser. Mr. Palkhiwala also serves as Treasurer of Parent and Senior Vice President and Treasurer of QUALCOMM Incorporated. Mr. Palkhiwala has held various finance and leadership roles with Qualcomm since 2001.	United States

Daniel D. Vrechek	Daniel D. Vrechek is Secretary and Vice President of Purchaser. Mr. Vrechek also serves as Vice President and Legal Counsel at Parent and has held various legal roles with Qualcomm since 1998.	United States

Adam Schwenker	Adam Schwenker is Assistant Secretary of Purchaser. Mr. Schwenker also serves as Assistant Secretary, Vice President and Legal Counsel at QUALCOMM Incorporated, and has held various legal roles with Qualcomm since 2004.	United States

SCH-2

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC

If delivering by mail:	If delivering by hand, express mail, courier, or other expedited service:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can contact the Information Agent at the email address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. KING & CO., INC.

Banks and Brokers Call Collect: 212-493-3910

All Others Please Call Toll-Free: 877-478-5044